Annual Report ORGANIGRAM HOLDINGS INC.

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CORPORATE ESG REPORT ORGANIGRAM AT A GLANCE • Head office: Toronto, Ontario • Production Facilities: Moncton, NB., Winnipeg, MB., Lac-Supérieur, QC. • Employees: 931 (as of October 31, 2022) INTRODUCTION This inaugural report presents the progress Organigram Holdings Inc., including its subsidiaries Organigram Inc., Laurentian Organic Inc. and The Edibles and Infusions Corporation (collectively "Organigram") has made on Environmental, Social and Governance (ESG) issues over the fiscal year ending August 31, 2022. This report encompasses all of Organigram’s operations and activities, at our three production facilities: Moncton (New Brunswick), Winnipeg (Manitoba), and Lac-Supérieur (Quebec). A MESSAGE FROM OUR CEO Organigram, since the beginning has been a company deeply rooted in its values, and proudly so. We have always believed the success of an organization goes way beyond achieving its financial targets. The culture, the people, the relationships, and the well-being of its surrounding communities truly reflect the values of an organization. For us at Organigram, we believe the amalgamation of achieving our financial goals and living our ethical values is what truly defines our success today and sets the tone for our growth in the future. With a clear vision to be a respected global leader in the emerging cannabis movement, it is our responsibility to be transparent with our stakeholders on all aspects of our business that would impact their decision making. I am therefore, pleased to share with you our inaugural ESG report that reflects our current standing on three broad parameters: · Governance · Environmental Impact · Social Impact This report outlines our approach, details the progress we have made through our 2022 fiscal year as well as explicitly mentions opportunities for improvement in our 2023 fiscal year. As a leading licensed producer of cannabis, we recognize our responsibility and the role we play in defining the ethical standards of the evolving cannabis industry. We are committed to our mission of delighting consumers with trusted brands that deliver innovative cannabis products and experiences while promoting education and industry advocacy. /s/ Beena Goldenberg Chief Executive Officer

IMPLEMENTING OUR ESG STRATEGY VISION To be a respected global leader in the emerging cannabis movement. MISSION To delight consumers with trusted brands that deliver innovative cannabis products and experiences while promoting education and industry advocacy. Our vision to be a respected leader in this still emerging industry hinges on being an agent of positive change. We aim to work collectively toward a more inclusive and healthier tomorrow, not only in terms of our carbon footprint, but also by supporting the communities in which we live and work, and the people who have helped us grow to the leading and still growing licensed cannabis producer we are today. ESG HIGHLIGHTS 2022 The fiscal year ending August 31, 2022, saw massive change for Organigram. Not only did we make strides in our production capabilities, but we increased our employee base, and also integrated the Laurentian Cannabis facility in Lac-Supérieur that was acquired during this period. While it has been a period of significant growth for Organigram, our ESG impacts, and growing responsibly remain top of mind. With this report we have established a baseline for a number of ESG metrics we will be tracking going forward. We are also proud to provide greater detail in this report on the implementation of our Corporate Social Responsibility program: Organigram Operating for Good, which is an extension of our focus on building healthy communities where we live and work. With employees across Canada and facilities and offices in Moncton, Toronto, Winnipeg, and Lac- Supérieur, we believe that it is important to give back and help our communities. Unless otherwise stated, references to quantities (CO2 emissions, water, heat etc.) in this report are approximate only. STRATEGY Within our ESG strategy’s three areas of focus (Environmental Impact, Social Impact and Governance), we have highlighted a number of measurable priorities which over the years we intend to continue to monitor and use as a tool to gauge our progress. These priorities include but are not limited to greenhouse gas emissions, as well as Board structure and corporate ethics. These and more will be broken down in greater detail in this report. GOVERNANCE “Good governance is foundational at Organigram. The Company has built a solid base on the governance front on which it can grow and thrive as an organization.” – Helen Martin, Chief Legal Officer.

Organigram’s Board of Directors and Senior Leadership Team are committed to being leaders in the cannabis industry in terms of corporate governance. Responsibility and integrity in this area are critical not only for the future success of our operations, but also to establish long-term trust with shareholders. This report will highlight our corporate governance policies, including, but not limited to our board structure, how we are approaching corporate ethics, data security as well as product safety. BOARD STRUCTURE, GOVERNANCE In FY2021, 7 out of 8 of our board members were independent directors. In FY2022, we added one additional board seat, that was filled by another independent director so as of the end of this period, 8 out 9 board members are independent directors. For the purpose of this report, independence indicates independent of management. In FY2022 we also expanded the mandate of our Governance and Nominating Committee, which became the Governance, Nominating and Sustainability Committee to improve oversight and better reflect our commitment to improving our ESG impacts. CORPORATE ETHICS While reaching our corporate objectives is crucial to our Senior Leadership Team and Board of Directors, how we achieve them is equally important. Which is why we have a number of ethical conduct and compliance policies in place. In FY2022 we implemented formal anti-bribery and anti-corruption programs and policies, which complement the previously existing policies which include a Code of Ethics, a whistleblower policy, an insider trading policy, and disclosure policies. DATA SECURITY / RISK MANAGEMENT With facilities in multiple provinces, and a company-wide adoption of a hybrid work model for salaried employees, monitoring the cybersecurity of our people and corporate infrastructure has never been more important. We have a highly trained IT department who has worked tirelessly to integrate our more recently acquired facilities and employees into our ecosystem. Multi factor authentication was implemented for corporate-connected devices during FY2022. We also implemented training programs related to cybersecurity during this period, in addition to having all employees be subject to policies to ensure best and safe practices are upheld. Additionally, we have a privacy policy in place for both employees and patients of our medical business. We also completed a review of risk management policies and implemented a crisis communication plan in FY2022. PRODUCT SAFETY Organigram is pleased to report that it has had no recall events in either FY2022 or FY2021. ADVOCACY For an industry to progress, thrive and continue to contribute to the economy while meeting public policy objectives, the government must turns its attention to the current state of the Canadian cannabis industry and act with urgency to address the illicit market and financial viability of licensed producers. As an integral part of this emerging industry, we believe it is our responsibility to be the champion of change and own advocacy through thought leadership. In FY2022 we laid out a focussed media outreach strategy, actively pitching media outlets across Canada to provide our point of view on the key focus areas – supporting our efforts in driving change. Additionally, as a member of the Cannabis Council of Canada or C3 we have been active participants of the ‘Grass on the Hill’ events designed to inform, provoke and drive changes with federal members of parliament in support of the key focus areas in the lead up to the Statutory Review of the Cannabis Act. We have invested our time and resources to bring to the attention of government decision makers in Ottawa, the changes needed for our industry to live up to its full potential, fulfill the public health and safety objectives of the Cannabis Act, and contribute to the broader social goals of cannabis legalization. ENVIRONMENTAL IMPACT “Our commitment to environmental stewardship and sustainability in operations is seen in everything that we do, from innovating and eliminating waste from a process to reducing power consumption and preserving water.” – Nathalie Batten, Senior Vice President of Operations CO2 EMISSIONS We have gone to great lengths to reduce both our power consumption and emissions at our three state- of-the-art production facilities. In terms of CO2 emissions, our metrics will largely indicate increases, which reflects our growth and scaling up of operations, including doubling our capacity in our Moncton facility, and adding two operating facilities. Now, with well documented baselines, we will be able to set future targets on the metrics collected for the purpose of this report. Note that due to the complex process of integrating our recently acquired growing facility in Lac- Supérieur into our organization, we do not yet have sufficient data to report on in terms of emissions for that site. From a logistics’ perspective, we have worked to optimize freight routes to reduce the CO2 emissions generated by transportation for inbound and outbound product. In FY2021, our shipments emitted 1,229 metric tonnes of CO2, with an increase of 28% in FY2022 to 1,575 metric tonnes of CO2, this comes amid an 85% increase in sales, highlighting our commitment to reduce the impact of our emissions. ENERGY While we may have observed increases in both emissions and energy consumption, significant initiatives were undertaken to offset the impacts of our increasing scale, including the conversion of the 16,000 lights used in our growing rooms at the Moncton site from High Pressure Sodium (HPS) to Light Emitting Diode (LED) lighting, in addition to improvements to our watering techniques which have greatly reduced our water usage. In FY2022, our Moncton site produced a total of 970 metric tons of carbon dioxide (CO2), a small increase from 945 metric tons in 2021, however we were able to cut the per kilogram usage in half from 0.02 to 0.01 CO2 Emissions in Metric Tons Per KG sold. The Winnipeg facility began operations in the last month of FY2021, therefore the baseline for FY2022 is 333 CO2 metric tons. As such the combined baseline of measurable CO2 emissions for FY2022 is 1,303 CO2 metric tons at our Moncton and Winnipeg facilities (excluding Lac-Supérieur). In FY2022, the energy consumption at our Moncton site per Kilogram sold was reduced by approximately 30% from 1,700 kilowatt-hours (KWh) /KG sold to 1,196 KWh/KG sold due to the investment in LED light conversion, reducing power consumption by approximately 40% per grow room. Overall, energy consumption saw an increase in FY2022 in keeping with increased emissions, due to our scale up of operations. The site consumed 101,732,614 KWh, up from 77,978,974 KWh in FY2021. The Winnipeg facility began operations in the last month of FY2021, therefore our established baseline is 937,800 KWh for FY2022. Similarly, for our Lac-Supérieur site, we do not have a full FY2022 baseline and will start the baseline in FY2023 as we are rebuilding the site from 1 grow room to 5 grow rooms and expanding packaging and warehousing space at that facility. WATER As previously mentioned, in FY2022 we undertook numerous projects at our Moncton site with the aim of reducing our water usage. During this period, we researched and adopted a technique known as fractional watering in most of our grow rooms, resulting in the plants using less water while being fed more frequently. We also upgraded our pre-vegetation area from flood irrigation to drip irrigation, reducing the use of excess water. That said, we brought more grow rooms online in FY2022 which offset improvements we would otherwise have seen. To summarize, in FY2022, the total water withdrawal in Moncton was 155,758 cubic metres (m3), up from 116,128 m3 in FY2021. Water use per square foot in Moncton came in at 0.291 m3/sq foot up from 0.253 m3/sq foot in FY2021, an increase of approximately 15% in water consumption, keeping in mind the addition of approximately 40% more grow rooms. Note that the grow rooms were brought online on a rolling basis throughout FY2022. We presently have no baseline for comparison at our Winnipeg site, but in FY2022, water withdrawal totaled 4,190 m3, with water use per square foot coming in at 0.082 m3/sq foot. We will use this data as a baseline for comparison in subsequent years. At this time, we do not have sufficient data on water consumption at our site in Lac-Supérieur, which draws its water from a well, however we are committed to establishing baselines for these important metrics so that we can track our progress over the years. WASTE Much like energy and water consumption, our total waste produced in FY2022 was higher than the year before reflecting our growth, however we made improvements in redirecting our waste to recycling facilities. In FY2022 at our Moncton site, we produced a total of 1,139 tons of waste, up from 69 tons in FY2021. While that marks a large increase, we made sizeable improvements in our ability to divert that waste away from landfills, with approximately 12% of that waste being recycled in FY2022, up from just 6% in FY2021. At this time, we do not have sufficient data on the waste produced at our more recently integrated sites in Winnipeg and Lac-Supérieur.

SOCIAL IMPACT “Organigram is proud of the culture it has built over the years and diversity that exists within the organization. We have always believed that the success of the organization is not only measured by its financial value but by the social impact it has on its employees and communities. The ethical and social values that we uphold and imbibe in our culture is a trait that distinctly makes us stand out from the crowd.” – Katrina McFadden, Chief People Officer We are proud of our East Coast roots. Atlantic Canada’s cultures and customs ripple through all facets of our business. But we’re also proud to now have an established presence in both Manitoba and Quebec and are adapting the values of these locales into our corporate culture. We’ve gained and learned so much from these communities, which is why we remain focused on leaving a lasting positive impression. As previously highlighted in FY2022, we launched our Corporate Social Responsibility (CSR) program but measuring our social impact doesn’t stop there. This report will also highlight advancements we’ve made on issues relating to diversity, labour management and health and safety. DIVERSITY & INCLUSION Organigram is proud to be led by a woman. Our Chief Executive Officer Beena Goldenberg is the only female CEO of a major licensed cannabis producer in Canada. Our Senior Leadership Team is 50% female, and our workforce is approximately 45% female overall. While the onset of the COVID-19 pandemic was well before the fiscal year ending August 31, 2022, the pandemic still had an impact on our people and our operations during this period. Throughout the pandemic, it was well documented that women were generally harder hit by pandemic- related economic hardships, which is one of many reasons why we remain focused on supporting women in our workforce. At Organigram we are passionate about creating an environment where talented people thrive. To establish that environment, we are focused on three main areas of growth 1. Expecting quality of work, but remaining flexible with time and circumstance 2. Embracing technology as a tool of connection and success 3. Building opportunities for mentorship As of the end of FY2022, three out of our nine board members, or 33%, are women, an increase from 25% last year. Out of ten senior leaders, which for this report includes those ranked Vice President and higher, 5 (50%) are women, same as in FY2021. We are proud of the gender diversity throughout all our operations across Canada, but diversity, of course, pertains to more than gender. Which is why are committed to reporting more nuanced and inclusive data on the diversity of the Board of Directors and our workforce in our 2023 ESG Report. As a symbol of our Senior Leadership Team’s commitment to diversity, during Fiscal Year 2022, our Board of Directors and Executive team completed training workshops by Lifeworks titled Diversity and Inclusion in the Workplace.

COMMUNITY IMPACT As previously mentioned, FY2022 saw the launch of our CSR Program: Organigram Operating for Good. Over the years we have grown to become an integral part of Canadian cannabis consumers’ lives and we are committed to enhancing their life moments by building a cannabis industry that we are proud to be a part of. As such, the purpose of our CSR program is an extension of this vision that reflects our commitment to building healthy communities where we live and work. With employees across Canada and facilities and offices in Moncton (NB), Toronto (ON), Winnipeg (MB), and Lac-Supérieur (QC), we felt that it was important to give back and help the communities we live and work in. With that in mind, we have committed to a global movement called Pledge 1%. WHAT IS PLEDGE 1%? Pledge 1% is a global movement that invites all entrepreneurs and their companies to commit important resources, like time or product, to support integrating philanthropy into their business from an early stage. Our Pledge is to “Pledge 1% of Time,” meaning we will pledge 1% of our employees’ work hours to help the people with causes that are focused on building healthy communities they live and work in. As an organization, we have highlighted three distinct areas of focus for our community outreach: 1. Clean Neighbourhoods 2. Safe Housing 3. Access to Food In FY2022, Organigram employees donated a total of 746 hours to various charities in communities across Canada, including where our three production facilities are located, but also in Toronto, Ontario. These employees have partaken in a number of volunteer-led events helping complete meaningful tasks such as highway cleanups and building care kits for a social service charitable organization that fosters long-lasting and positive change in the lives of homeless and low-income people living across Toronto. This was the inaugural year of Organigram Operating for Good, and we look forward to seeing what our team will accomplish, and whose lives we’ll be able to impact next year. LABOUR MANAGEMENT Affordability is an issue all over Canada, and as a large employer in a growing industry we have both an opportunity as well as a responsibility to set meaningful precedents. Across the board we saw employee wages increase 3% year-over-year. This includes a meaningful increase to an hourly wage of $16.23 in FY2022, from $14.28 for our level 1 employees, which are among the most numerous. This wage increase went into effect in October 2021. Salaried employees, meantime, are competitively compensated, and growth within the company is not only common, but encouraged and celebrated. Additionally, we offer these employees access to a wellness program, medical benefits, an Employee Assistance Program, as well as a group RRSP program that recently saw an increase in the employer matching from 3% to 4%. Labour management is about more than wages. Creating a culture in which talented people feel appreciated and motivated to do their best work is also very important. This is why during this term, we implemented regular employee engagement surveys, as well as regular recognition during our monthly town halls for employees living our values. HEALTH & SAFETY Wages, compensation and benefits are nothing if employees aren’t made to feel safe at their place of work. Our employees’ safety is paramount at all three of our cutting-edge facilities. With this in mind, we are pleased to report that even as our employee base grew during this period, we were able to lower our injury frequency. In FY2022, we recorded a Total Recordable Injury Frequency (TRIF) of 0.9, down from 2.0 in FY2021, while reducing the recordable injuries by approximately 40% and doubling the hours worked. In addition, we increased our safety programs and policies from 90 in FY2021 to 106 in FY2022.

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are necessarily based upon the Company’s current internal expectations, estimates, forecasts, assumptions and beliefs regarding, among other things, the future performance and results of the Company’s business and operations, general economic conditions, global events and applicable regulatory regime. These forward-looking statements are generally identified by their use of such terms and phrases as “intend,” “goal,” “strategy,” “estimate,” “expect,” “project,” “projections,” “forecasts,” “plans,” “seeks,” “anticipates,” “potential,” “proposed,” “will,” “should,” “could,” “would,” “may,” “likely,” “designed to,” “foreseeable future,” “believe,” “scheduled” and other similar expressions. Forward-looking statements contained herein include, but are not limited to, statements regarding the future implementation and performance of our ESG strategy and all other statements that are not historical facts. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. These factors include, but are not limited to, risks related to competition, changes in the Canadian cannabis industry and market, changes in laws and the other risks described in the Company’s AIF and MD&A for Fiscal 2022 under the heading “Risk Factors” and filed with the regulators as described below. Any forward-looking statement included in this report is made as of the date of this report and, except as required by law, Organigram disclaims any obligation to update or revise any forward-looking statement. Readers are cautioned not to put undue reliance on any forward-looking statement. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company and its business as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements are not appropriate for other purposes. All forward-looking statements contained in this report are expressly qualified by this cautionary statement. ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF ORGANIGRAM’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING STATEMENTS IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING THE COMPANY’S MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”) UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT ANNUAL INFORMATION FORM (“AIF”) UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM, AND FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION AND AVAILABLE ON EDGAR AT WWW.SEC.GOV/EDGAR.

INTRODUCTION This Management’s Discussion and Analysis dated November 28, 2022 (this “MD&A”), should be read in conjunction with the audited annual consolidated financial statements (the “Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the years ended August 31, 2022 and 2021 (“Q4 Fiscal 2022” when referring to the three months ended August 31, 2022), including the accompanying notes thereto. Financial data in this MD&A is based on the Financial Statements of the Company for the year ended August 31, 2022, and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations. This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of non-IFRS measures. Refer to “Cautionary Statement Regarding Forward-Looking Information” and “Cautionary Statement Regarding Certain Non-IFRS Measures” included within this MD&A. The financial data in this MD&A contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS but are used by management to assess the financial and operational performance of the Company. These include, but not limited to, the following: • Yield per plant (in grams); • Average net selling price per gram and per unit; • Target production capacity; • Gross margin before fair value adjustments; • Adjusted gross margin; and • Adjusted EBITDA. The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The non-IFRS financial performance measures are defined in the sections in which they appear. Adjusted gross margin and adjusted EBITDA are reconciled to IFRS in the “Financial Review and Discussion of Operations” section of this MD&A. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company’s wholly-owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada. The Company’s wholly-owned subsidiaries, The Edibles and Infusions Corporation (“EIC”) and Laurentian Organic Inc. ("Laurentian") are also licensed under the Cannabis Act. The Company’s head office is located at 1250-333 Bay Street, Toronto, Ontario, M5H 2R2. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca. Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events. Certain forward-looking information in this MD&A includes, but is not limited to the following: • Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and target production capacity and timing thereof; • Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields; • Expectations regarding the prospects of the Company’s collaboration with a wholly-owned subsidiary of British American Tobacco P.L.C. ("BAT"); • Expectations regarding the prospects for the Company’s subsidiaries EIC and Laurentian; • The ongoing impact of the current global health crisis caused by COVID-19 (as defined below); • Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category including wholesale, the Company’s financial position, future liquidity and other financial results; • Legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada including regulations relating thereto, the timing and the implementation thereof and our future product forms; • Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand; • Strategic investments and capital expenditures, and expected related benefits; • Expectations regarding the resolution of litigation and other legal proceedings; • The general continuance of current, or where applicable, assumed industry conditions; • Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally; • The price of cannabis and derivative cannabis products; • Expectations around the availability and introduction of new genetics including consistency and quality of plants and the characteristics thereof; • The impact of the Company’s cash flow and financial performance on third parties, including its supply partners; • Fluctuations in the price of Common Shares and the market for Common Shares; • The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act (as defined herein) and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export licenses from time to time; • The Company’s growth strategy, targets for future growth and forecasts of the results of such growth; • Expectations concerning access to capital and liquidity and the Company’s ability to access the public markets to fund operational activities and growth; • The Company’s ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed; • The ability of the Company to generate cash flow from operations and from financing activities; • The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share; • Moncton Campus and Lac-Supérieur Facility expansion plans, capital expenditures, current and targeted production capacity and timing thereof; and • Expectations concerning Fiscal 2023 performance including with respect to revenue, adjusted gross margins, SG&A and adjusted EBITDA. Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward- looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 2

information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein. Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management and other key personnel, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; general economic conditions and global events, including COVID-19 retail store closures or reduced sales at retail stores or otherwise due to COVID-19; heightened economic and industry uncertainty as a result of COVID-19 and governmental action in respect thereto, including with respect to impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID-19 impacts, demand for products and services, third-party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described herein) and market demand; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined herein) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products (as defined herein), and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; the timing for the implementation of the Company's ERP system (as hereinafter defined) and, other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID-19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis. All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law. ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 3

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others, and, this data may not be comparable to similar data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited, to the following: • Yield per plant in grams is calculated by taking the total amount of grams of dried flower harvested, excluding trim, and dividing it by the total number of plants harvested. Management believes that yield per plant in grams provides a useful measure about the efficiencies gained through its operating activities. • Average net selling price per gram and per unit are calculated by taking net revenue, which is then divided by total grams or total units sold in the period. Management believes the average net selling price per gram or per unit measures provide more specific information about the pricing trends over time by product type. • Gross margin before fair value adjustments is calculated by subtracting cost of sales, before the effects of unrealized gain (loss) on changes in fair value of biological assets, realized fair value on inventories sold and other inventory charges from total net revenue. Gross margin before fair value adjustments percentage is calculated by dividing gross margin before fair value adjustments (defined above) divided by net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash fair value adjustments on inventory and biological assets, which are required by IFRS. • Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense, from net revenue. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to IFRS in the "Financial Review and Discussion of Operations" section of this MD&A. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value. • Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loan receivables; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is reconciled to IFRS in the "Financial Review and Discussion of Operations" section of this MD&A. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is net income (loss). MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 4

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. BUSINESS OVERVIEW NATURE AND HISTORY OF THE COMPANY’S BUSINESS The Company’s wholly-owned subsidiary Organigram Inc. is a Licensed Producer of cannabis under the Cannabis Act. The Company is authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative-based products to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act. The Company is also authorized to distribute cannabis for medical use. In Fiscal 2022, Organigram made a strategic decision to shift its medical distribution fulfillment approach from direct shipment to patients from the Company to fulfillment via Medical Cannabis by Shopper’s Drug Mart. The Company continues to be committed to medical patients via its Shopper's Drug Mart relationship and will also continue to bring new innovations to this channel. The Company conducts its operations at its facilities located in Moncton, New Brunswick, Winnipeg, Manitoba and Lac- Supérieur, Quebec. The Company has expanded its main facility in Moncton over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (together, the “Moncton Campus”), including to add capacity for the manufacture of derivative product forms. In March 2021, the Company formed a Product Development Collaboration ("PDC") with BAT, a leading, multi-category consumer goods business, and established a "Centre of Excellence" (the "CoE") to focus on the next generation of cannabis products with an initial focus on CBD. The CoE is established at the Company's Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Both companies contributed scientists, researchers, and product developers to the CoE which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement. During April 2021, the Company expanded its manufacturing and production footprint with the acquisition of EIC, located in Winnipeg, Manitoba. The Winnipeg Facility holds a research license and standard sale and processing license under the Cannabis Act. As a wholly-owned subsidiary, EIC has enabled the Company to penetrate a new product category and gain access to its expertise in the confectionary space. The Winnipeg Facility also provides the Company with a share of the cannabis infused gummies market and other derivative products. The Company has additional cannabis production capacity at its wholly-owned subsidiary, Laurentian, located in Lac- Supérieur, Quebec, acquired on December 21, 2021. The Lac-Supérieur Facility has a cultivation focus on artisanal craft flower and on the production of hash, a cannabis derivative. The Lac-Supérieur Facility provides the Company with a foothold in the important Quebec market, and also adds to the Company's premium product portfolio, providing further opportunities for margin expansion. The facility holds a standard processing and cultivation license under the Cannabis Act. STRATEGY Organigram’s strategy is to leverage its broad brand and product portfolio and culture of innovation to increase market share, drive profitability and grow into an industry leader that delivers long-term shareholder value. The pillars of the Company’s strategy are: 1. Innovation; 2. Consumer Focus; 3. Efficiency; and 4. Market Expansion. 1. Innovation Meeting the demands of a fast-growing industry with changing consumer preferences requires the ability to innovate and create breakthrough products that are embraced by the market and establish a long-term competitive advantage. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 5

The Company is committed to maintaining a culture of innovation and has established a track record of introducing differentiated products that are able to quickly capture market share, specifically: • SHRED: the first milled flower product blended to create curated flavour profiles; • Edison JOLTS: Canada’s first flavoured high-potency lozenge with 100 mg of THC per package; and • Monjour Wellness gummies: The CBD-focused wellness brand available in a large format and providing multiple flavours in one package. Consistent with its innovation culture, in Fiscal 2021, the Company announced the launch of its CoE as part of its PDC with BAT, a leading multi-category consumer goods business. The CoE focuses on research and development to develop the next generation of cannabis products, with an initial focus on CBD. The Company has also made a strategic investment in Hyasynth Biologicals Inc. ("Hyasynth"), a biotechnology company that is deploying proprietary technology to develop cannabinoids using biosynthesis. To date, the Company has invested $10 million in Hyasynth. 2. Consumer Focus The Company seeks to address the changing needs of the adult cannabis consumer through its broad product portfolio with offerings in the most popular categories and price points. Based on ongoing consumer research, the portfolio is refreshed frequently with different flower strains, new package formats and new product introductions. In Fiscal 2022, the Company introduced 60 new SKUs while realigning the product line up such it had the highest sales per SKU in Ontario and more than double the average of the top 10 LPs1. The Company’s alignment with consumers is evidenced by its growing market share and category leadership: • SHRED products have been introduced in multiple categories in Fiscal 2022 with the brand surpassing $150 million in retail sales and achieving a net promoter score of 77 percent2; • SHRED Dankmeister XL Bong Blends: a new offering in the popular SHRED milled flower line up that provides a coarser grind to suit bong and pipe smokers; • Edison JOLTS: #2 position for capsules with a 26 percent market share in the category3; and • SHRED’ems gummies and Monjour soft chews: among the top-selling gummies in Canada which combined held the #3 market position in the gummy category1 with Monjour being the best-selling pure CBD gummy with a 37 percent share1. At the end of Fiscal 2022, the Company had 14 gummy SKUs in market, compared to three in Q4 of Fiscal 2021. In addition to third-party and direct consumer research, the Company maintains close contact with consumers through an active social presence and has established the Cannabis Innovators Panel. This online panel engages with up to 2,500 cannabis consumers across Canada on a regular basis and helps to inform the Company on product development and brand initiatives. 3. Efficiency From its inception, the Company has remained committed to being an efficient operator. The Company’s growing facility in Moncton, New Brunswick utilizes three-tier cultivation technology to maximize square footage. The facility has a proprietary information technology in place to track all aspects of the cannabis cultivation and harvest process. The Company maintains a continuous improvement program to maximize harvest yield while reducing operating costs. This is complemented by the introduction of automation in post-harvest production, including high-speed pouch packing, pre-roll machines and automated excise stamping. The Winnipeg Facility is highly-automated and is able to efficiently handle both small-batch artisanal manufacture of edibles as well as large-scale nutraceutical-grade production. The facility provides the Company with the ability to produce a wide range of high-quality edible products at attractive price points. The Lac-Supérieur Facility houses a cultivation and derivatives processing facility. The Company has committed $13 million in growth capital expenditures based on current expectations for the cost of expanding the facility to increase capacity, processing and storage space and deliver on automation. Key efficiency milestones achieved in Fiscal 2022 include: • Significant reduction in cultivation costs at the Moncton Campus, achieving a 23% reduction to the cost of cultivation from Fiscal 2021's average amount; MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 6 1 OCS shipped sales data, FY22 2 Brightfield Group 3 Hifyre data extract from October 18, 2022

- Increasing the harvested volume by over 70% and increasing volume of flower exceeding 22% THC levels compared to Fiscal 2021 at the Moncton Campus;
- Adding two pre-roll machines at the Moncton Campus;
- High-speed pouch packing lines for SHRED and Big Bag O' Buds products at the Moncton Campus;
- Automated excise stamping in Moncton and Winnipeg; and
- Two high speed pouch lines implemented at the Winnipeg Facility, that together produces 4,000 units per hour.

4. Market Expansion

The Company is committed to expanding its market presence by adding to its product offering and enhancing its geographical presence. This strategy is enabled by strategic merger and acquisition opportunities and assessing expansion into international markets.

Recent examples of market expansion include:

- December 2021 acquisition of Laurentian Organics Inc., whose Lac-Supérieur Facility adds craft cultivation and hash to Organigram's product portfolio and increases our presence in Quebec;
- Shipments to Canndoc Ltd. ("Canndoc") in Israel and Cannatrek Medical Pty Ltd. ("Cannatrek") and MedCan Australia Pty Ltd. ("MedCan") in Australia to supply bulk cannabis into these markets generating $15,138 in net revenue in Fiscal 2022;

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

		Q4-2022		Q4-2021		CHANGE	% CHANGE
Financial Results							
Gross revenue	$	65,657	$	36,182	$	29,475	81 %
Net revenue	$	45,480	$	24,865	$	20,615	83 %
Cost of sales	$	36,718	$	25,867	$	10,851	42 %
Gross margin before fair value adjustments	$	8,762	$	(1,002)	$	9,764	974 %
Gross margin % before fair value adjustments[(1)]		19 %		(4)%		23 %	575 %
Operating expenses	$	22,788	$	25,471	$	(2,683)	(11)%
Other (income) / expenses	$	(2,097)	$	3,851	$	5,948	154 %
Adjusted EBITDA[(2)]	$	3,232	$	(4,818)	$	8,050	167 %
Net loss	$	(6,144)	$	(25,971)	$	19,827	76 %
Net cash used in operating activities	$	19,695	$	7,699	$	11,996	156 %
Adjusted Gross Margin[(3)]	$	10,362	$	3,017	$	7,345	243 %
Adjusted Gross Margin %[(3)]		23 %		12 %		11 %	92 %
Operating Results							
Kilograms harvested - dried flower		16,101		12,085		4,016	33 %
Kilograms sold - dried flower		18,102		9,886		8,216	83 %

Note 1: Equals gross margin before fair value adjustments (as reflected in the Financial Statements) divided by net revenue.

Note 2: Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loan receivables; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research & development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section at the beginning of this MD&A and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.

Note 3: Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) cost of sales, before the effects of unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section at the beginning of this MD&A and the reconciliation to IFRS measures in the "Financial Results and Review of Operations section of this MD&A. Adjusted gross margin % equals adjusted gross margin divided by net revenue.

REVENUE

For the three months ended August 31, 2022, the Company reported $45,480 in net revenue. Of this amount $37,521 (83%) was attributable to sales to the adult-use recreational cannabis market, $5,896 (13%) to the international market, $1,688 (4%) to the medical market and $375 (1%) to other revenues. Q4 Fiscal 2022 net revenue increased 83%, or $20,615, from the prior

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 7

year comparative period's net revenue of $24,865, primarily due to an increase of $14,623 in adult-use recreational cannabis revenue, an increase in international revenue by $5,896, partly offset by the $(117) decrease in medical revenue. Net revenue from the adult-use recreational cannabis market was higher by $14,623 (64%), generated from a significant increase in sales volumes from value oriented product, which also carry a lower average selling price.

Sale of flower from all product categories in the recreational market comprised 61% of total net revenue in the quarter. The average net selling price ("ASP") of recreational flower decreased to $1.75 per gram in Q4 Fiscal 2022 as compared to $2.17 per gram for Q4 Fiscal 2021, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve and it continues to revitalize its higher margin Edison branded flower products.

The volume of flower sales in grams increased 83% to 18,102 kg in Q4 Fiscal 2022 compared to 9,886 kg in the prior year comparative quarter, primarily as a result of the market shift towards large format value products and the success of the Company's products in these brands and formats.

COST OF SALES

Cost of sales for the three months ended August 31, 2022 increased to $36,718 compared to $25,867 in the prior fiscal year's comparative period, primarily as a result of an increase in sales volume in the adult-use recreational cannabis market and international BtB sales. Included in Q4 Fiscal 2022 cost of sales are $1,600 of inventory provisions for unsaleable inventories. The prior fiscal year's comparative period had inventory provisions and net realizable value adjustments of $2,619, as well as unabsorbed fixed overhead costs of $1,400.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN

The Company realized gross margin before fair value adjustments for the three months ended August 31, 2022 of $8,762, or 19% as a percentage of net revenue, compared to ($1,002), or -4%, in the prior year comparative period. The increase in gross margin before fair value adjustments as a percentage of net revenue is primarily due to higher net revenues and lower cost of sales per unit as the Company achieves greater scale and operating efficiencies.

Adjusted gross margin[4] for the three months ended August 31, 2022 was $10,362, or 23% as a percentage of net revenue, compared to $3,017, or 12%, in the prior year comparable quarter. This was largely due to the current period's higher overall sales volumes, net of the impact of the lower ASP from the shift in the sales mix to value priced products and brands, and lower cost of sales per unit. Please refer to the "Financial Review and Discussion of Operations" section of this MD&A for a reconciliation of adjusted gross margin to net revenue.

OPERATING EXPENSES

		Q4-2022		Q4-2021		CHANGE	% CHANGE
General and administrative	$	11,546	$	7,527	$	4,019	53 %
Sales and marketing		4,111		4,888		(777)	(16)%
Research & development		2,390		1,147		1,243	108 %
Share-based compensation		2,496		1,075		1,421	132 %
Impairment of intangible assets		–		1,701		(1,701)	(100)%
Impairment of property, plant and equipment		2,245		9,133		(6,888)	(75)%
Total operating expenses	$	22,788	$	25,471	$	(2,683)	(11)%

GENERAL AND ADMINISTRATIVE

General and administrative expenses of $11,546 increased from the prior year's comparison quarter of $7,527, primarily due to an increase in general office expenses as a result of the Company's growth, an increase in employee costs, an increase to technology costs including implementation expenses for a new ERP system, and also for ongoing costs from the acquisition of the Winnipeg and Lac-Supérieur facilities.

SALES AND MARKETING

Sales and marketing expenses of $4,111 decreased from the prior year's comparative quarter of $4,888, primarily due to lower advertising and promotion costs, and marketing initiatives related to the launch of the Company's new products.

[4] Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section of this MD&A, and the discussion under the heading "Adjusted EBITDA" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 8

RESEARCH AND DEVELOPMENT

Research and development costs of $2,390 increased from the prior year's comparative quarter of $1,147, as the Company increased activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION

Share-based compensation expense of $2,496 increased from the prior year's comparative quarter of $1,075, primarily due to employee equity wards issued during Q4 Fiscal 2022.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Impairment on property, plant, equipment and intangible assets of $2,245 decreased from the prior year's comparative quarter of $9,133. During Q4 Fiscal 2021, management reassessed the useful life of the chocolate manufacturing equipment, notably the decline in utilization of the equipment and declining revenues, and as a result recognized accelerated depreciation of $9,133. During year ended August 31, 2022, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus. As a result, the asset is measured at the lower of its carrying amount and fair value less costs to sell and the Company recognized an impairment loss of $4,245 in relation to this asset, $2,000 of the loss was recognized in Q2 Fiscal 2022, with the remainder being recorded in Q4 Fiscal 2022.

OTHER (INCOME) / EXPENSES

	Q4-2022	Q4-2021	CHANGE	% CHANGE
Financing costs	$ 168	$ 136	$ 32	24 %
Investment income	(532)	(422)	110	26 %
Government subsidies	–	(892)	(892)	(100)%
Share of loss from investments in associates	528	217	311	143 %
Impairment of loan receivable and investments in associates	–	3,945	(3,945)	(100)%
Loss on disposal of property, plant and equipment	837	2,426	(1,589)	(65)%
Change in fair value of contingent consideration	317	3,392	(3,075)	(91)%
Change in fair value of derivative liabilities	(3,415)	(6,001)	(2,586)	(43)%
Legal provision (recovery)	–	1,050	(1,050)	(100)%
Total other (income)/expenses	$ (2,097)	$ 3,851	$ (12,684)	(329)%

IMPAIRMENT OF LOAN RECEIVABLE AND INVESTMENTS IN ASSOCIATES

Impairment of loan receivable and investments in associates was nil during Q4 Fiscal 2022 compared to $3,945 in Q4 Fiscal 2021 when the Company recorded an impairment loss of $3,266 related its investment in Alpha-Cannabis Germany.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION

Change in fair value of contingent consideration was a loss of $317 during Q4 Fiscal 2022 compared to a loss of $3,392 in Q4 Fiscal 2021. The current periods expense was due to the revaluation of the contingent liability payable to the vendors of Laurentian and the prior periods expense was due to the revaluation of the contingent liability payable to the vendors of EIC.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES

Change in fair value of derivative warrant liabilities was a gain of $3,415 during Q4 Fiscal 2022 compared to a gain of $6,001 in Q4 Fiscal 2021 as movements in the Company's share price had a greater impact on the fair value of the derivative warrant liability in the prior year period.

ADJUSTED EBITDA

Positive adjusted EBITDA[5] was $3,232 in Q4 Fiscal 2022 compared to negative adjusted EBITDA of $4,818 in Q4 Fiscal 2021. The $8,050 increase in adjusted EBITDA from the comparative period is primarily attributable to the increase in adjusted gross margins[6] due to the higher volume of products sold, the impact of lower production costs that decreased cost of sales per unit sold, offset by the impact of lower ASP from higher quantities of value brands sold during Q4 Fiscal 2022. Please refer to the "Financial Review and Discussion of Operations" section of this MD&A for a reconciliation of adjusted EBITDA to net loss.

NET LOSS

The net loss was $6,144 in Q4 Fiscal 2022 compared to a net loss of $25,971 in Q4 Fiscal 2021. The decrease in net loss from the comparative period is primarily due to the increased revenues that improved operating income.

[5] Adjusted EBITDA is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in the "Introduction" section of this MD&A, and the discussion under the heading "Adjusted EBITDA" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.

[6] Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 9

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO AUGUST 31, 2022 On June 24, 2022, the Company announced that it had reached a proposed settlement in a previously disclosed class action related to medical cannabis that was voluntarily recalled in December 2016 and January 2017. During Q4 2022, the Company shipped $6.0 million of flower to Australia and Israel. During Q1 2023, the Company shipped approximately $5.9 million of flower to Australia and Israel. In November 2022, the Company announced HOLY MOUNTAIN, the Company’s newest value "brand", featuring an initial lineup of legendary dried flower strains entering the market with value pressed hash. With the introduction of HOLY MOUNTAIN, Organigram now offers value-priced flower in an expanded range of sizes, starting with 3.5 gram offerings at launch. In November 2022, the Company announced that it has entered into a new multi-year agreement to supply dried flower to Canndoc, a subsidiary of InterCure Ltd. ("InterCure"), Israel's largest and most established pharmaceutical cannabis producer. The agreement provides for a commitment to supply 10,000 kg of dried flower with an option for InterCure to elect purchase up to an additional 10,000 kg of dried flower for InterCure's international supply chain. OPERATIONS AND PRODUCTION Moncton Cultivation Campus While the vast majority of incremental production capacity in the initial period of recreational legalization by the Company’s competitors was generated from greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology. The Company continually assesses the critical facets of the lighting and environmental elements in its facilities in an effort to drive maximum quality and yield in the plants it cultivates. It is the Company’s intention to continually improve and refine its cultivation and post-harvesting practices in an effort to achieve and maintain a competitive advantage in the space. In Fiscal 2022, the Company continued to make progress on its ongoing improvement program. This included the implementation of various new initiatives at the Moncton Campus which has resulted in the increase in the average THC content per plant and the average yield per plant. Higher THC content continues to be desired by consumers and the higher yield per plant combined with greater economies of scale on ramping up cultivation capacity has resulted in lower cultivation costs per gram and ultimately benefits adjusted gross margins7 when the product is sold. The Company continues to believe it is well-positioned and supported by the flexibility of the facility at the Moncton Campus to continue to see improvement in these areas. As the Company works with a number of different genetics and cultivars this process of improvement may not be linear or consistent across plants. As part of its review of the continually expanding Canadian cannabis markets, its long-term demand forecast model and its cultural commitment to continuous improvement, management is reviewing its production capacity and methodologies with a focus on cost reductions which will further improve margins over time. Management obtained approval from the Board of Directors to complete the Phase 4C expansion of its Moncton Campus to significantly increase capacity and meet the near term increased consumer demand for the Company's products. The Company has also identified additional changes to its growing and harvesting methodologies, including facility design improvements that should assist the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction in production costs. During Q4 fiscal 2022, the Phase 4C expansion at Moncton was completed which increased the approximate annual capacity to 85,000 kg of flower. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization. The Company harvested 16,031 kg of dried flower during Q4 Fiscal 2022 compared to 12,085 kg of dried flower in Q4 Fiscal 2021. The increase of 4,016 kg (33%) from the comparative period was primarily related to increased cultivation planting, staffing and environmental upgrades along with additional rooms being available that occurred over Q4 Fiscal 2021 to Q4 Fiscal 2022, that was done in order to meet the increased demand for many of the Company's new products as part of its product portfolio revitalization as well as the increase in industry demand on the back of the then ongoing accelerated retail store build out, particularly in Ontario. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 10 7 Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".

Moncton Derivatives Facility Contained in the 56,000 square foot expansion referred to as Phase 5 of the Moncton Campus is the Company's derivatives facility. Phase 5 includes Supercritical CO2, dry sift and cold water extraction laboratories, as well as in-house formulation and finishing of ingestibles, extracts, vape oils and concentrates, in addition to high speed cart filling, bottling and automated packaging. Some of this equipment remains in the commissioning and research and development phase. Winnipeg Facility The Company has a purpose-built, highly-automated, 51,000 square-foot manufacturing facility in Winnipeg, Manitoba which was also designed under EU GMP standards. The Company has no plans to seek certification in the immediate future but continues to evaluate paths to certification. The facility design and the equipment specifications were also designed to handle both smaller-batch artisanal manufacturing as well as large-scale nutraceutical-grade high-efficiency manufacturing and to produce highly customizable, precise, and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, sugar-free soft chews (gummies) and lozenges with novel capabilities such as infusions, striping and the possibility of using fruit purees. Automation and efficiency investments in the facility has resulted in an increase in production. In September, 2021, the facility shipped 339,000 gummies, which increased to 3.0 million gummies in October, 2022. The Winnipeg Facility currently holds a research license and a standard sale and processing license issued under the Cannabis Act. The Company commenced commercial operations during Fiscal 2021 and as of the date of this MD&A, the Winnipeg facility has over 90 employees. The Company has been reviewing the capabilities and efficiencies of the Moncton Campus and Winnipeg Facility to determine how best to allocate its resources and functions across the two sites. As part of these operational efficiency initiatives, as of March 2022, the Company began transferring the production of ingestible extracts from the Moncton Campus to the Winnipeg Facility. Lac-Supérieur Concentrates and Craft Flower Facility The Company acquired the Lac-Supérieur Facility in December 2021. The Lac-Supérieur Facility has 6,800 square feet of cultivation area, which is currently being expanded to 33,000 square feet. The Lac-Supérieur Facility is currently equipped to produce approximately 600 kilograms of flower and 1 million packaged units of hash annually. The expansion program currently underway is expected to increase annual capacity to 2,400 kilograms of flower and 2 million packaged units of hash once completed. The Company has committed $13 million towards completing the expansion and management believes that there may be future opportunities for cost savings from further investments in automation. CANADIAN ADULT-USE RECREATIONAL CANNABIS MARKET Organigram continues to increase its focus on generating meaningful consumer insights and applying these insights to the ongoing optimization of its brand and product portfolio with a goal of ensuring that they are geared towards meeting consumer preferences. The Company aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences and through its increased focus on insights in Fiscal 2022, has continued its expansion of brands and products aimed at driving continued momentum in the marketplace. DRIED FLOWER AND PRE-ROLLS Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational cannabis market8 and the Company believes that these categories will continue to dominate based on the sales history in mature legal markets in certain U.S. states as well as regulatory restrictions on other form factors (e.g. the 10 mg per package THC limit in the edibles category). While the Company expects consumer preferences will slowly evolve away from THC and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, genetic diversity and other quality related attributes such as terpene profile, bud density, and aroma, are expected to become increasingly important. While the Company’s efforts are focused on delivering on consumer expectations today, it is concurrently planning for the eventual evolution towards a more nuanced approach to cannabis appreciation through its ongoing work in genetic breeding and pheno-hunting with the goal of offering a unique and relevant assortment to consumers. Additionally, the strategic acquisition of Laurentian in December 2021 allows the Company the opportunity to participate in the growing craft cannabis segment, through its craft facility located in the province of Quebec. The Company's portfolio of brands continues to show strong momentum within the flower segment in Canada and as of September 2022 maintains its #1 share in the flower category6. The SHRED varieties Funk Master, Tropic Thunder and Gnarberry were the three top selling flower SKUs in Canada9, and Big Bag O' Buds continues to see month over month market share momentum in the large format category. The growth and significant contribution of these dried flower value segment brands, however, has contributed to overall margin pressure for Organigram and many of its peers over the last number of MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 11 8 Hifyre data extract from October 18, 2022 9 Source: Data extracted from Hifyre, October 18, 2022 quarters. To counteract this phenomenon, Organigram is dedicated to revitalizing its Edison brand and product portfolio, by launching new dried flower offerings with unique genetics and higher potency THC. The completion of these initiatives is expected to increase Edison sales, that have a higher ASP than value brands and therefore attract higher margins. Aligned with this strategy, in Fiscal 2022, the Company launched four new strains to the Edison product line. To address the growing demand for strain differentiation in the value segment, in Fiscal 2022 the Company expanded the strains available in its Big Bag O' Buds line and established a unique high quality, strain specific offering. CANNABIS DERIVATIVES While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of flower. Organigram is committed to these growing categories. The strategic acquisition of EIC in April 2021 provides the Company with the opportunity to produce high quality, edible products such as soft chews (gummies) and lozenges, at scale, positioning the Company to effectively compete in this segment. The acquisition of the Lac-Supérieur Facility in December 2021 also provides the Company with the ability to produce high-quality products in the growing hash segment. Since the acquisition, the Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. Overall, Organigram holds the number #3 position in the gummy category10. SHRED'ems, the Company's cannabis-infused gummies, an extension of the popular, value-priced SHRED brand, were introduced in Q4 Fiscal 2021 and quickly gained momentum within the gummy segment. In Q3 Fiscal 2022, two new sour flavours were added to the product line, as well as SHRED'ems POP! – gummies formulated in three soft drink flavours: Cola, Root Beer and Cream Soda. In Q4 Fiscal 2022, SHRED'ems held the #3 market share position for net sales and #2 position by volume8. In Q1 of Fiscal 2022, the Company launched Monjour, a CBD-focused wellness brand with four SKUs. The large format and assorted flavours proved to be disruptive to the sector and, as of September 2022, Monjour's products were in the top five of gummies sold in Canada and the leading CBD-infused gummy1. The Monjour product line was further expanded in May 2022 with the introduction of CBN Bedtime Blueberry Lemon gummies, which combine the cannabinoid CBN with CBD and THC. Edison JOLTS, high potency THC lozenges that were developed using proprietary IP, combine the benefits of sublingual oil with the convenience and portability of soft gels. JOLTS held the #2 position in net sales in the capsules and mints category in Q4 Fiscal 20228. In Fiscal 2022, Organigram renewed its focus on building share within the vape category through unique formulations, premium hardware, and high-quality inputs. The Company launched new vape SKUs under the SHRED X brand in the popular 510 cartridge format and formulated in the flavour profiles of the SHRED milled flower products. The Company's vape strategy has had strong success in the market and since January 2022 has moved from the #22 position to #12 in market share in the vape category8. RESEARCH AND PRODUCT DEVELOPMENT The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development is necessary to establish a long-term competitive advantage in the industry. Research and development and innovation remain a hallmark of Organigram. The Company has made several investments in Fiscal 2021 and Fiscal 2022 that we anticipate will continue in Fiscal 2023 and strengthen the Company's focus in this area. These efforts are expected to allow Organigram to continue to position itself to be at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers. BAT Product Development Collaboration and Centre of Excellence In early Q4 Fiscal 2021, the Company announced the successful launch of the CoE outlined in the PDC Agreement with BAT which was established to focus on research and product development activities for the next generation of cannabis products, as well as cannabinoid fundamental science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Under the PDC agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created. Costs relating to the CoE are being MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 12 10 Source: Data extracted from Hifyre, October 18, 2022 funded equally by Organigram and BAT. Approximately $31 million of BAT’s investment in Organigram has been reserved for Organigram’s portion of its funding obligations. As of Q4 Fiscal 2022, the Organigram and BAT CoE have completed all key spaces including the R&D Laboratories, enhanced Analytics, Quality Assurance and Control laboratory, GPP production space, Sensory Testing Laboratory and state-of-the-art Biolab for advanced plant science research. The CoE has undertaken initial stage development and safety studies on first generation edibles and novel beverages as part of its work. The CoE has also created and assessed numerous delivery systems and created over 60 unique formulations to develop differentiated products in the future. Plant Science, Breeding and Genomics Research and Development in Moncton Organigram’s cultivation program; a key strategic advantage for the Company has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow. The Plant Science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging the newly commissioned Biolab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline. OUTLOOK The Company's outlook remains positive on the cannabis market both in Canada and internationally. Canada-wide recreational retail sales are expected to total $5.3 billion in calendar 2026.11 The Company believes there are a few factors creating tailwinds to facilitate further industry growth. First, the legalization in October of 2019 of cannabis derivative products has attracted consumers who were not interested in smoking or vaporizing dried flower (including pre-rolls). Newer categories such as vape pens, edibles (soft chews, chocolates), beverages and other ingestible products have significantly expanded the addressable market and proliferation of SKUs continues in these categories offering consumers a wider range of product formulations, flavours and price points. Second, the number of brick- and-mortar retail stores has increased significantly, particularly in Ontario where the number of stores approaches 1,700 with the national count now surpassing 3,400 stores. Third, the industry as a whole has made a concerted effort to match or beat illicit market pricing, particularly on dried flower, which has helped to accelerate the conversion of consumers from illicit to legal consumption. Notwithstanding the above, the cannabis industry in Canada remains highly competitive and has been oversupplied versus the current market demand considering both regulated Licensed Producers and the still largely unfettered operations of the illicit market including many online delivery platforms. Since adult-use recreational cannabis legalization in Canada, consumer trends and preferences have continued to evolve, including significant growth in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and novel products. Organigram continues to revitalize its product portfolio to address these changing consumer trends and preferences in order to grow sales and capture market share. The Company has also seen supply and demand dynamics brought into a more equilibrated state as many LPs have shuttered surplus cultivation capacity including as a direct result of M&A and liquidation activities. Against this backdrop of strong industry growth, increased demand for the Company's products is evidenced by Organigram's national adult-use recreational cannabis retail market share ("market share") in Canada. The Company's market share was 8.2% in September, 2022. As of the date of this MD&A, Organigram is ranked as the #2 Licensed Producer in Canada by market share9. Organigram also has leading market share with a #1 position in Ontario in shipped sales with a 8.8% share and in the Maritimes with a 14% share12. In Quebec, the Company held the #3 position in terms of shipped sales13 and as of September 2022, increased the number of SKUs in market from 21 to 35. Management believes that the Company is better equipped to fulfill demand in Fiscal 2023 with larger harvests, driven by stronger yields and harvests from the Moncton Phase 4C expansion coming online, compared to Fiscal 2022. In addition to the domestic sales growth, during Fiscal 2022, Organigram completed three shipments to Canndoc in Israel, two shipments to Medcan and two shipments to Cannatrek in Australia. With a full year of revenues from the Company's Lac-Supérieur Facility, management expects that the Company will generate higher revenue in Fiscal 2023 as compared to Fiscal 2022. The Company intends to continue to leverage its Moncton Campus which it believes can provide a sustainable competitive advantage over its peers as a result of having over 131 three-tiered cultivation rooms each with the ability to deliver bespoke growing environmental conditions (lighting, humidity, fertigation, plant density) tailored individually to a wide variety of genetics (113 of these rooms are used for the flowering period). With an improved genetics portfolio, (including contributions from the dedicated cultivation R&D space at the newly commissioned BioLab) and a higher average THC being grown than MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 13 11 BDSA Canada Market Forecast, September 2022 12 OCS wholesale shipped data FY22; Maritime Provincial Boards data: CNB, NSLC, PEILCC 13 Weedcrawler, Fiscal Year 2022 the previous year, the Company believes it is well positioned to take advantage of the dried flower and pre-roll categories which collectively represents approximately 70%14 of the Canadian legal market. Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. The Company has launched several new genetics under the Edison brand. Organigram’s commitment to invest in new genetics continues and the Company expects to launch more new high THC and high terpene genetics in the near term. In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of soft chews and other confectionary products with the specialized equipment in the Winnipeg Facility. The Company completed its first sales of Winnipeg Facility manufactured soft chews during Q4 Fiscal 2021, and launched several line extensions during Fiscal 2022. In Fiscal 2023, management expects continued meaningful growth in this product category. The Lac-Supérieur Facility was acquired in December 2021 and adds hash and artisanal craft cannabis to the Company's offering. The application of the Company's direct sales force and national distribution, has been successful at achieving national distribution for the facility's hash products and is expected to generate additional revenues for these operations in Fiscal 2023. Unabsorbed overhead costs were $nil in Q2, Q3 and Q4 of Fiscal 2022, a significant reduction from $1,400 in Q4 Fiscal 2021 (entire Fiscal 2021 was $8,063). The prior periods had significant unabsorbed overhead costs as a consequence of the unused or idled grow rooms. With the Company's cultivation operating at capacity there was no current period charge for idled or unused rooms and for costs related to underutilization of certain derivative products manufacturing equipment. The Company does not expect to incur expenses for unabsorbed overheads for Fiscal 2023. The Company expects to begin to see a sequential improvement in adjusted gross margins15 in Q1 Fiscal 2023 largely due to lower cultivation costs from higher plant yields, and realize the benefit of several ongoing cost efficiency improvements. In Q4 Fiscal 2022, the Company also began to realize lower production costs from the larger scale achieved with the Phase 4C expansion at the Moncton Campus which it expects to continue through Fiscal 2023. The overall level of Q1 Fiscal 2023 adjusted gross margins versus Q1 Fiscal 2022 adjusted gross margins will also be dependent on other factors including, but not limited to, product category and brand sales mix. Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time: • Economies of scale and efficiencies gained from the scale-up on cultivation, which now includes harvests from grow rooms now available from the completion of the construction of Phase 4C of the Moncton Campus; • The Company has implemented changes to its cultivation and harvesting methodologies and design improvements that should enhance the operating conditions of the Moncton Campus and result in higher quality flower and improved yields (which reduces production costs). See “Balance Sheet, Liquidity and Capital Resources” section of this MD&A for more detail; • International sales have historically attracted higher margins and are expected to represent a greater proportion of the Company’s revenue. See “International” section below; • Increased sales in the vape category, that generally attract higher margins; • Continued investment in automation is expected to drive cost efficiencies and reduce dependence on manual labour; • The recent launches of new products such as Monjour CBN gummies and SHRED X vapes represent new potential avenues of growth with expected attractive long-term margin profiles for the Company; • The launch of additional products across different derivative categories; and • The margin contribution from the addition of the Lac-Supérieur Facility portfolio of products. In Fiscal 2022, research and development activities have been shown separately from general and administrative expenses in the Financial Statements, but are still being grouped with operating expenses. Outside of Canada, the Company serves international markets (including Israel and Australia) from Canada via export permits and is looking to augment sales channels internationally over time in other markets. The Company continues to monitor regulatory developments in other jurisdictions. In early Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standards for imported medical cannabis. In June 2021, the Company received its Good Agricultural Practice certification from Control Union Certifications under the Control Union Medical Cannabis Standard (“CUMCS”) in order to permit it to continue its shipments to Israel under the amended Israeli quality standards. The Company has sought and during May 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 14 14 Source: Hifyre data extract from October 18, 2022 15 Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".

received an updated certification for IMC-GAP by CUMCS to demonstrate it continues to meet the evolving Israeli quality standards. This certification is subject to ongoing audit requirements. Shipments to Canndoc resumed during Fiscal 2022 and on November 17, 2022, the Company entered into a multi-year agreement with Canndoc that contemplates shipping up to 20,000 kilograms of dried flower. Future shipments to Australia and Israel are contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser's regulatory authority, including obtaining an import permit. Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. The Company continues to monitor and develop a potential U.S. entry strategy that could include THC, CBD and other minor cannabinoids. The Company continues to monitor recreational legalization opportunities in European jurisdictions with a particular focus on German opportunities based on the size of the addressable market and recent regulatory changes. With the significant capital injection from BAT and the PDC Agreement, the Company is well positioned to expand into the U.S. and further international markets at the appropriate time and subject to applicable laws. Under the PDC Agreement, the Company is granted a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed under the PDC Agreement in any field. This license, which is non-exclusive outside of Canada and sole in Canada will also enhance Organigram’s ability to enter markets outside of Canada, including through sublicensing arrangements with established operators. Without limiting the generality of risk factor disclosures referenced in the “Risk Factors” section of this MD&A, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of this MD&A. MEDICAL MARKET The cannabis data company BDSA estimates that the Canadian medical market value for calendar 2022 at $320M, a 13% year- over-year decline16. Also, the number of medical patients is projected to further decrease within the year, largely due to migration to the recreational channel. In Fiscal 2022, Organigram shifted its medical strategy from direct shipment to patients to fulfillment through the Medical Cannabis by Shoppers platform offered by Shoppers Drug Mart. The Company has transitioned its patient base to the platform and continues to be committed to patients through its partnership with Shoppers Drug Mart. STRATEGIC INVESTMENTS AND DEVELOPMENTS The Company remains committed to the development and acquisition of cannabis or hemp related businesses and production assets in Canada and abroad (subject to compliance with applicable laws), intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and international strategies. Hyasynth Strategic Investment The Company entered into a strategic investment to purchase an aggregate of $10,000 convertible secured debentures (the “Hyasynth Debentures”) of Hyasynth, a biotechnology company based in Montreal and pioneer in the field of cannabinoid science and biosynthesis, in three separate tranches. This provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis. The Company has appointed two nominee directors to the board of Hyasynth, which currently has seven members. Hyasynth has patent-pending enzymes, yeast strains and processes that make it possible to produce cannabinoids for a fraction of the cost of traditional plant-based production. In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. While the Company expects that there will always be a need for premium indoor-grown cannabis flowers, working with Hyasynth offers the potential to respond more quickly to market demand for pure and consistent cannabinoid-based ingredients. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 15 16 BDSA Market Forecast, September 2022

FINANCIAL RESULTS AND REVIEW OF OPERATIONS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company uses certain non-IFRS performance measures such as adjusted EBITDA and adjusted gross margin in its MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the "Introduction" section at the beginning of this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS

Below is the year-over-year analysis of the changes that occurred between the years ended August 31, 2022 and August 31, 2021. Commentary is provided in the pages that follow.

	Fiscal 2022	Fiscal 2021[17]	$ CHANGE	% CHANGE	Fiscal 2020 [12]
Financial Results					
Gross revenue	$ 209,109	$ 109,859	$ 99,250	90 %	$ 103,387
Net revenue	$ 145,809	$ 79,163	$ 66,646	84 %	$ 86,795
Cost of sales	$ 119,037	$ 103,567	$ 15,470	15 %	$ 105,004
Gross margin before fair value adjustments	$ 26,772	$ (24,404)	$ 51,176	210 %	$ (18,209)
Gross margin % before fair value adjustments	18 %	(31)%	49 %	158 %	(21)%
Realized loss on fair value on inventories sold and other inventory charges	$ (35,204)	$ (35,721)	$ (517)	(1)%	$ (38,281)
Unrealized gain on changes in fair value of biological assets	$ 40,001	$ 31,726	$ 8,275	26 %	
Gross margin	$ 31,569	$ (28,399)	$ 59,968	211 %	$ (56,490)
Operating expenses	$ 74,720	$ 63,421	$ 11,299	18 %	$ 89,020
Loss from operations	$ (43,151)	$ (91,820)	$ 48,669	53 %	$ (145,510)
Other (income) expenses	$ (28,868)	$ 38,884	$ 67,752	174 %	$ (9,353)
Net loss	$ (14,283)	$ (130,704)	$ 116,421	89 %	$ (136,157)
Net loss per common share, basic	$ (0.046)	$ (0.510)	$ 0.464	91 %	$ (0.789)
Net loss per common share, diluted	$ (0.046)	$ (0.510)	$ 0.464	91 %	$ (0.789)
Net cash used in operating activities	$ 36,211	$ 28,589	$ 7,622	27 %	$ 45,125
Adjusted Gross Margin[(1)]	$ 33,390	$ 3,563	$ 29,827	837 %	$ 28,904
Adjusted Gross Margin %[(1)]	23 %	5 %	18 %	360 %	33 %
Adjusted EBITDA[(1)]	$ 3,484	$ (27,643)	$ 31,127	113 %	$ 2,024
Financial Position					
Working capital	$ 166,338	$ 234,349	$ (68,011)	(29)%	$ 141,123
Inventory and biological assets	$ 68,282	$ 48,818	$ 19,464	40 %	$ 71,759
Total assets	$ 577,107	$ 554,017	$ 23,090	4 %	$ 435,127
Non-current financial liabilities[(2)]	$ 2,361	$ 4,881	$ (2,520)	(52)%	$ 106,289

Note 1: Non-IFRS measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note 2: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE

Net revenue for the Company is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use recreational cannabis, medical cannabis, wholesale, and international cannabis marketplaces.

For the year ended August 31, 2022, the Company recorded an increase of 84% in net revenues to $145,809 from $79,163 for the year ended August 31, 2021. Net revenue increased on a year-over-year basis primarily due to an increase in recreational revenue of $53,436 and international revenue of $14,752, partially offset by a decrease in medical sales.

[17] Certain reclassifications have been made to the prior year comparative figures (Fiscal 2020 figures are not reclassified) to enhance comparability with the current period amounts, none of the reclassifications resulted in a change to net loss or shareholders' equity. See Note 29 of the Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 16

For the year ended August 31, 2022, the net ASP of recreational flower decreased to $1.83 per gram compared to $2.46 per gram for the year ended August 31, 2021, due to a shift towards value-oriented large format products and general price compression.

Sales volumes of all flower in grams increased 112% to 57,003 kg for the year ended August 31, 2022 compared to 26,903 kg in the prior year, primarily due to an increase to sales volume, and new large-format products that have been well-received by the market.

REVENUE COMPOSITION

The Company's revenue composition by product category was as follows for the years ended August 31, 2022 and 2021:

	Fiscal 2022	Fiscal 2021
International Flower and Oil	$15,138	$386
Medical, net of excise duty	7,309	8,672
Recreational Oil, net of excise duty	71	348
Recreational Flower, net of excise duty	92,612	62,093
Recreational Vapes, net of excise duty	5,573	3,806
Recreational Hash, net of excise duty	6,297	–
Recreational Infused Pre-rolls, net of excise duty	117	–
Recreational Edibles, net of excise duty	12,269	1,485
Recreational Ingestible Extracts, net of excise duty	5,010	313
Recreational Powder, net of excise duty	–	469
Wholesale and Other	1,413	1,591
Total Net Revenue	$145,809	$79,163

COST OF SALES AND GROSS MARGIN

The gross margin for the year ended August 31, 2022 was $31,569, compared to $(28,399) for the prior year. The changes and significant items impacting the year ended August 31, 2022 were primarily as a result of: (i) lower cultivation and post-harvest costs on a per unit basis; (ii) inventory provisions of excess and unsaleable inventories as well as inventory provisions to net realizable value of $4,546 compared to $19,904 in the prior year; (iii) unabsorbed overhead of $709 compared to $8,063 in the prior year as a result of lower production volumes in Fiscal 2021; (iv) a lower ASP from increased competition and the ongoing evolution of the customer and product mix; and (v) provisions to net realizable value relating to the fair value component of inventories (fair value loss of $4,071, compared to $16,232 in the prior year).

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. The net increase in fair value adjustments on year-over-year basis is due to an increase in harvested and in-progress plants resulting in an increase in fair value on the growth of biological assets of $40,001 compared to $31,726 in the prior year, which was offset by the realization of the fair value increment for inventory sold of $(31,133) (August 31, 2021 – $(19,489)) and adjustments to the net realizable value of inventory of $(4,071) (August 31, 2021 – $(16,232)).

Cost of sales primarily consists of the following:

- Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, chocolates, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
- Costs related to other products, such as vaporizers and other accessories;
- Shipping expenses to deliver product to the customer;
- The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company's quality assurance standards, provisions for excess and unsaleable inventories and provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead; and
- Unabsorbed fixed overhead charges, comprised of depreciation, insurance, and property taxes, resulting from the underutilization of cultivation and production capacity.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 17

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales Note 1: The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non-IFRS measures. Readers should refer to the notes of the Financial Statements for the official accounting policies. Note 2: The majority of stock options and depreciation expense related to the manufacturing and operations departments are capitalized as part of cultivation and inventory production costs; however, a certain amount of these expenses that relate to overhead departments and underutilization of the Moncton Campus are expensed directly to cost of sales. Note 3: Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (fair value adjustments) to “Realized loss on fair value on inventories sold and other inventory charges” on the consolidated statements of operations and comprehensive loss. Note 4: Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the consolidated statements of operations and comprehensive loss. ADJUSTED GROSS MARGIN Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense. Management believes that these measures provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS . See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the “Financial Results and Review of Operations” section of this MD&A. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 18

	Q1-F21	Q2-F21	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Fiscal 2022
Net revenue	$ 19,331	$ 14,643	$ 20,324	$ 24,865	$ 30,378	$ 31,836	$ 38,115	$ 45,480	$ 145,809
Cost of sales before adjustments	17,383	15,323	21,046	21,848	24,903	23,581	28,817	35,118	112,419
Adjusted Gross margin	1,948	(680)	(722)	3,017	5,475	8,255	9,298	10,362	33,390
Adjusted Gross margin %	10 %	(5)%	(4)%	12 %	18 %	26 %	24 %	23 %	23 %
Less:									
Provisions (recoveries) and impairment of inventories and biological assets	3,051	10,050	(59)	1,997	1,845	686	(83)	1,600	4,048
Provisions to net realizable value	75	3,499	669	622	467	25	6	–	498
Realized fair value on inventories sold from acquisitions	–	–	–	–	–	663	700	–	1,363
COVID-19 related charges	–	–	–	–	–	–	–	–	–
Unabsorbed overhead	2,664	2,274	1,725	1,400	709	–	–	–	709
Gross margin before fair value adjustments	$ (3,842)	$ (16,503)	$ (3,057)	$ (1,002)	$ 2,454	$ 6,881	$ 8,675	$ 8,762	$ 26,772
Gross margin % (before fair value adjustments)	(20)%	(113)%	(15)%	(4)%	8 %	22 %	23 %	19 %	18 %
Add/(Deduct):									
Realized loss on fair value on inventories sold and other inventory charges	$ (12,718)	$ (7,208)	$ (8,509)	$ (7,286)	$ (12,313)	$ (5,314)	$ (7,386)	$ (10,191)	$ (35,204)
Unrealized gain (loss) on changes in fair value of biological assets	$ (114)	$ 6,516	$ 13,685	$ 11,639	$ 10,469	$ 7,502	$ 6,353	$ 15,677	$ 40,001
Gross margin[1]	$ (16,674)	$ (17,195)	$ 2,119	$ 3,351	$ 610	$ 9,069	$ 7,642	$ 14,248	$ 31,569
Gross margin %[1]	(86)%	(117)%	10 %	13 %	2 %	28 %	20 %	31 %	22 %

Note 1: Gross margin reflects the IFRS measure per the Company's Financial Statements.

Compared to Fiscal 2021, the increase in gross margin before fair value changes to biological assets and inventories in Fiscal 2022 is due to the combination of higher net revenue, lower cultivation and post-harvest costs, lower inventory provisions, and lower unabsorbed overhead.

OPERATING EXPENSES

	Fiscal 2022	Fiscal 2021	CHANGE	% CHANGE
General and administrative	$ 42,908	$ 29,920	$ 12,988	43 %
Sales and marketing	16,860	15,807	1,053	7 %
Research and development	5,962	3,645	2,317	64 %
Share-based compensation	4,745	3,215	1,530	48 %
Impairment of property, plant and equipment	4,245	9,133	(4,888)	(54)%
Impairment of intangible assets	–	1,701	(1,701)	(100)%
Total operating expenses	$ 74,720	$ 63,421	$ 11,299	18 %

GENERAL AND ADMINISTRATIVE

For the year ended August 31, 2022, the Company incurred general and administrative expenses of $42,908 compared to $29,920 for the prior year comparative period. The increase year-over-year mainly relates to higher employee costs due to more general and administrative full-time employees driven by the acquisitions of EIC and Laurentian, higher depreciation and amortization related to the two acquisitions, general wage increases, and higher technology costs which includes $3,203 (August 31, 2021: $Nil) in ERP installation costs.

SALES AND MARKETING

For the year ended August 31, 2022, the Company incurred sales and marketing expenses of $16,860 or 12% of net revenues as compared to $15,807 or 20% of net revenues for the prior year.

RESEARCH AND DEVELOPMENT

Research and development costs of $5,962 increased from the prior year cost of $3,645, as the Company ramps up activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION

For the year ended August 31, 2022, the Company recognized $4,745, in share-based compensation in relation to selling, marketing, general and administrative, and research and development employees compared to $3,215 for the prior year due to a greater number of equity awards issued during Fiscal 2022 as compared to Fiscal 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021

19

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized for the year ended August 31, 2022, were $5,127 compared to $3,896 for the comparable period, the changes being consistent with those noted above.

For the year ended August 31, 2022, 5,477,000 options were granted, valued at $6,029, compared to 1,255,000 options granted in the prior year, valued at $2,169. Included in the year ended August 31, 2022 were 3,287,000 options granted to key management personnel compared to 830,000 options granted for the year ended August 31, 2021.

During the year ended August 31, 2022, 1,444,678 restricted share units ("RSUs") were granted to employees (August 31, 2021 – 416,063), of which 380,372 RSUs were issued to key management personnel, which includes members of the Board of Directors, compared to 359,538 issued for the year ended August 31, 2021.

During the year ended August 31, 2022, 188,273 performance share units ("PSUs") were granted to employees (August 31, 2021 – 440,477), of which 158,967 PSUs were issued to key management personnel compared to 270,877 issued for the prior year.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Impairment on property, plant, equipment decreased from the prior year amount of $9,133 to $4,245. During Q4 Fiscal 2021, due to decline in utilization of the equipment and declining revenues, management reassessed the useful life of the chocolate manufacturing equipment, and as a result recognized accelerated depreciation of $9,133. During year ended August 31, 2022, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus. As a result, the asset is measured at the lower of its carrying amount and fair value less costs to sell and the Company recognized an impairment loss of $3,978 in relation to this asset.

OTHER (INCOME) EXPENSES

	Fiscal 2022	Fiscal 2021	CHANGE	% CHANGE
Financing costs	$ 429	$ 2,960	$ (2,531)	(86)%
Investment income	(1,487)	(854)	633	74 %
Insurance recoveries	(181)	–	181	100 %
Government subsidies	(154)	(8,147)	(7,993)	(98)%
Share of loss from investments in associates	1,364	1,118	246	22 %
Impairment of loan receivable and investments in associates	250	5,245	(4,995)	(95)%
Loss on disposal of property, plant and equipment	6,580	2,426	4,154	171 %
Change in fair value of contingent consideration	(2,621)	3,558	6,179	174 %
Share issue costs allocated to derivative liabilities	–	803	(803)	(100)%
Change in fair value of derivative liabilities	(32,650)	29,025	61,675	212 %
Legal provision (recovery)	(310)	2,750	3,060	111 %
Total other (income)/expenses	$ (28,780)	$ 38,884	$ (67,664)	(174)%

FINANCING COSTS AND INVESTMENT INCOME

Financing costs are comprised of cash interest expense, the amortization of related transaction costs, and the amortization of discount of long-term debt outstanding during the period. The decrease in financing costs for the year ended August 31, 2022 to $429 from $2,960 in the prior year comparative periods is mainly attributable to the repayment of the term loan balance outstanding during Fiscal 2021.

Investment income of $1,487 was earned for the year ended August 31, 2022, compared to $854 for the year ended August 31, 2021. The change in investment income was due to year-over-year changes in interest income, owing to the increase in cash and short-term investments that are earning interest income.

GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance of Canada announced the Canada Emergency Wage Subsidy ("CEWS"), which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Additionally, on October 9, 2020, the

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021

20

creation of the Canada Emergency Rent Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company received subsidies for the year ended August 31, 2022 of $154 compared to $8,147 for the year ended August 31, 2021. INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION During Q1 Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company’s financial statements. During the year ended August 31, 2022, the Company’s share of loss from these investments in associates was $1,364, compared to a loss of $1,118 in the prior year comparative period. In connection with the Company's acquisition of EIC as described in Note 27 of the Financial Statements, the Company has commitments to deliver additional consideration. At August 31, 2022, the Company revalued the remaining contingent liability and recorded a corresponding change in fair value in the consolidated statement of operations and comprehensive loss of $1,462 (August 31, 2021 - $3,789) for the year ended August 31, 2022. At August 31, 2022, the outstanding balance is $7,000, all of which is included in current liabilities. In connection with the Company's acquisition of Laurentian as described in Note 27 of the Financial Statements, the Company has commitments to deliver additional consideration. At August 31, 2022, the Company revalued the contingent liability to an estimated fair value of $2,913, resulting in a gain in fair value recorded in the consolidated statement of operations and comprehensive loss of $4,083 for the year ended August 31, 2022. At August 31, 2022, all of the balance is included in non- current liabilities. DERIVATIVE WARRANT LIABILITIES On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company. At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at this date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized and allocated to derivative liabilities, such amount represents on a pro-rata allocation of total issuance costs attributable to the Units sold in the Offering based on the relative fair value of the underlying Common Shares and Warrants. There were no exercises of Warrants during the year ended August 31, 2022 (August 31, 2021 - 1,743,850 warrants). As at August 31, 2022, the Company revalued the remaining derivative warrant liabilities at an estimated fair value of $4,138 (August 31, 2021 – $35,019) using the Black-Scholes option pricing model. The Company recorded a decrease in the estimated fair value of the derivative warrant liabilities for the year ended August 31, 2022 of $30,881 (August 31, 2021 - an increase of $29,257). DERIVATIVE TOP-UP RIGHTS LIABILITIES On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%, as described in Note 13 of the Financial Statements. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 21

Pursuant to the investor rights agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as "bought deal Distributions").

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-Up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to stock exchange requirements, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

During the year ended August 31, 2022, 2,659,716 Top-up Rights were exercised (August 31, 2021 - nil), for gross proceeds of $6,348 (August 31, 2021 - $nil). The Top-up Rights are fair valued using the Monte Carlo Pricing model.

As at August 31, 2022, the Company revalued the Top-up Rights at an estimated fair value of $735 (August 31, 2021 – $2,508). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the year ended August 31, 2022 of $1,769 (August 31, 2021 - $232).

OTHER

During the year ended August 31, 2022, the Company recorded a loss on disposal of property, plant and equipment of $6,580 (August 31, 2021 - $2,426). During Fiscal 2022, the Company completed a number of upgrades to its growing rooms, including the installation of LED light fixtures, which are expected to further improve the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction to production costs. As a result of this work, certain assets that had not yet been fully depreciated were replaced, resulting in a loss on disposal of property, plant and equipment during the year.

During the year ended August 31, 2022, the Company recorded an impairment charge on its loan receivable with 1812 Hemp of $250 (August 31, 2021 - $1,979). This adjustment was made during Q1 Fiscal 2022 as management reassessed the liquidation value of 1812 Hemp's assets over which the Company has security.

During the year ended August 31, 2022, the Company recorded a legal provisions recovery relating to claims and other contingencies in the amount of $310 compared to expense of $2,750 for the prior year.

NET LOSS

Net loss for the year ended August 31, 2022 was $(14,283) or $(0.046) per Common Share (basic and diluted), compared to $(130,704) or $(0.510) per Common Share (basic and diluted) for the prior year comparative period. The year-over-year decrease is related to the same factors noted above.

SUMMARY OF QUARTERLY RESULTS

	Q1-F21	Q2-F21	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22
Financial Results								
Adult-use recreational cannabis revenue (net of excise)	$ 16,788	$ 11,988	$ 16,839	$ 22,898	$ 25,020	$ 24,887	$ 34,521	$ 37,521
Medical revenue (net of excise)	$ 2,251	$ 2,438	$ 2,015	$ 1,968	$ 1,908	$ 1,920	$ 1,793	$ 1,688
International, wholesale and other revenue	$ 292	$ 217	$ 1,470	$ (1)	$ 3,450	$ 5,029	$ 1,801	$ 6,271
Net revenue	$ 19,331	$ 14,643	$ 20,324	$ 24,865	$ 30,378	$ 31,836	$ 38,115	$ 45,480
Net loss	$ (34,336)	$ (66,389)	$ (4,008)	$ (25,971)	$ (1,305)	$ (4,047)	$ (2,787)	$ (6,144)
Net loss per common share, basic	$ (0.170)	$ (0.285)	$ (0.014)	$ (0.090)	$ (0.004)	$ (0.013)	$ (0.009)	$ (0.020)
Net loss per common share, diluted	$ (0.170)	$ (0.285)	$ (0.014)	$ (0.090)	$ (0.004)	$ (0.013)	$ (0.009)	$ (0.020)
Operational Results								
Dried flower yield per plant (grams)	86	115	117	127	129	122	132	141
Harvest (kg) - dried flower	3,901	4,467	8,379	12,085	11,603	10,037	13,141	16,101
Employee headcount (#)	516	619	647	727	738	841	865	887

The net loss decreased during Fiscal 2022, as compared to Fiscal 2021, due to steady growth in net revenues, lower cost of cos of production (on a per unit basis) and lower asset impairment charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 22

Adjusted EBITDA This is a non-IFRS measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loan receivables; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Management believes that adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss). Management changed the calculation of Adjusted EBITDA during Q4 Fiscal 2020 and has conformed prior quarters accordingly to include an add-back for provisions and impairment of inventories and biological assets and provisions to net realizable value. During Q4 Fiscal 2021, management further amended the calculation of adjusted EBITDA and has conformed prior quarters accordingly to include an add-back for the Company's research and development expenditures, including its share of the expense from the CoE. During Fiscal 2022, management changed the calculation of Adjusted EBITDA to include ERP implementation costs, transaction costs and the fair value component of inventories sold from acquisitions. During Q4 Fiscal 2021, the Company had decreased its cost of production and with increased revenues this reduced the quarter's Adjusted EBITDA loss to $4.8 million, a 48% decrease from Q3 2021 loss of $9.2 million. During Q1 Fiscal 2022, with further reductions to the cost of production combined with 22% increase to net revenues, the adjusted EBITDA loss was reduced to $1.9 million. The Q2 Fiscal 2022 adjusted EBITDA was a positive $1.6 million which was a $3.4 million increase from the most recent quarter and was as a result of increased revenues and margins. The Q3 Fiscal 2022 adjusted EBITDA was $1.0 million less than the Q2 Fiscal 2022 as a result of the impact from a delayed international shipment. In Q4 Fiscal 2022, the Company achieved Adjusted EBITDA of $3.2 million due to completion of the international shipment scheduled for Q3 and record-high recreational revenues during the quarter. Adjusted EBITDA in Fiscal Q4 2022 was the highest that the Company has reported in the preceding 8 quarters. The Company expects to continue to achieve positive Adjusted EBITDA in Fiscal 2023. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 23

Adjusted EBITDA (Non-IFRS Measure)

Adjusted EBITDA Reconciliation	Q1-F21	Q2-F21	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Fiscal 2022
Net loss as reported	$ (34,336)	$ (66,389)	$ (4,008)	$ (25,971)	$ (1,305)	$ (4,047)	$ (2,787)	$ (6,144)	$ (14,283)
Add/(Deduct):									
Financing costs, net of investment income	1,472	669	251	(286)	(243)	(217)	(234)	(364)	(1,058)
Income tax expense (recovery)	–	–	–	–	–	(97)	308	(299)	(88)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	5,262	5,222	5,626	17,349	6,378	11,024	6,515	7,570	31,487
Impairment of intangible assets	–	–	–	1,701	–	–	–	–	–
Impairment of property, plant and equipment	–	–	–	–	–	2,000	–	2,245	4,245
Share of loss and impairment loss from loan receivable and investments in associates	242	844	1,115	4,162	394	499	193	528	1,614
Unrealized loss (gain) on changes in fair value of contingent consideration	36	154	(24)	3,392	(182)	666	(3,422)	317	(2,621)
Realized loss on fair value on inventories sold and other inventory charges	12,718	7,208	8,509	7,286	12,313	5,314	7,386	10,191	35,204
Unrealized (gain) loss on changes in fair value of biological assets	114	(6,516)	(13,685)	(11,639)	(10,469)	(7,502)	(6,353)	(15,677)	(40,001)
Share-based compensation (per statement of cash flows)	606	1,167	973	1,150	680	877	761	2,809	5,127
COVID-19 related charges, net of government subsidies and insurance recoveries	(1,832)	(2,709)	(2,714)	(892)	–	–	(335)	–	(335)
Legal provisions (recovery)	730	500	470	1,050	–	–	(310)	–	(310)
Share issuance costs and change in fair value of derivative liabilities	5,475	37,659	(7,305)	(6,001)	(12,698)	(10,633)	(5,904)	(3,415)	(32,650)
Incremental fair value component on inventories sold from acquisitions	–	–	–	–	–	663	700	–	1,363
ERP implementation costs	–	–	–	–	–	–	1,410	1,793	3,203
Transaction costs	–	–	–	–	–	1,148	1,424	(188)	2,384
Provisions and impairment of inventories and biological assets and provisions of inventory to net realizable value	3,126	13,549	610	2,619	2,312	711	(77)	1,600	4,546
Adjusted EBITDA as Previously Reported	$ (6,387)	$ (8,642)	$ (10,182)	$ (6,080)	$ (2,820)	$ 406	$ (725)	$ 966	$ (2,173)
Add/(Deduct):									
Research and development expenditures, net of depreciation	646	802	938	1,262	933	1,150	1,308	2,266	5,657
Adjusted EBITDA (Revised)	$ (5,741)	$ (7,840)	$ (9,244)	$ (4,818)	$ (1,887)	$ 1,556	$ 583	3,232	3,484
Divided by: net revenue	19,331	14,643	20,324	24,865	30,378	31,836	38,115	45,480	145,809
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	(30)%	(54)%	(45)%	(19)%	(6)%	5 %	2 %	7 %	2 %

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end Fiscal 2022 and Fiscal 2021:

	AUGUST 31, 2022	AUGUST 31, 2021	% CHANGE
Cash & short-term investments	$ 98,607	$ 183,555	(46)%
Inventories	$ 50,314	$ 36,696	37 %
Working capital	$ 166,338	$ 234,349	(29)%
Total assets	$ 577,107	$ 554,017	4 %
Total current and long-term debt	$ 235	$ 310	(24)%
Non-current financial liabilities[1]	$ 2,361	$ 4,881	(52)%
Total shareholders' equity	$ 508,058	$ 479,805	6 %

Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On August 31, 2022, the Company had a cash and short-term investments balance of $98,607 compared to $183,555 at August 31, 2021. The decrease is primarily a result of cash used in operating activities of $36,211, capital expenditures of $48,748, additional investment in Debentures of Hyasynth $2,624 and the cash paid for the acquisition of Laurentian of $8,439.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021

24

The acquisition of Laurentian increased inventories and receivables during Fiscal 2022 compared to Fiscal 2021.

The Company's decision in Q4 Fiscal 2021 to complete Phase 4C will significantly increased capacity enabling the Company to better meet the increased consumer demand for its products. The work was completed in Q4 Fiscal 2022 and the Company began harvesting from the Phase 4C grow rooms.

For Fiscal 2022 the Company has budgeted $29 million in capital expenditures for the three facilities. This spend would relate to the completion of the expansion at the Laurentian operations and also include automation and enhancements' investments at the Winnipeg edibles and Moncton flower facilities.

Management believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new expansionary capital expenditures or acquisitions from cash on hand or operating cash flows, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are actively traded on both the NASDAQ and TSX and there is broad analyst coverage amongst sell-side brokerages.

Management expects that the Company will generate positive cash flows from operating activities during Fiscal 2023 and positive free cash flows ("FCF") during calendar 2023.

The following highlights the Company's cash flows during the three months and year ended August 31, 2022 and August 31, 2021:

	THREE MONTHS ENDED		YEAR ENDED	
	AUGUST 31, 2022	AUGUST 31, 2021	AUGUST 31, 2022	AUGUST 31, 2021
Cash provided (used) by:				
Operating activities	$ (19,695)	$ (7,699)	$ (36,211)	$ (28,589)
Financing activities	(161)	55	5,328	174,463
Investing activities	(38,965)	4,617	44,033	(115,109)
Cash provided (used)	$ (58,821)	$ (3,027)	$ 13,150	$ 30,765
Cash position				
Beginning of period	127,336	58,392	55,365	24,600
End of period	$ 68,515	$ 55,365	$ 68,515	$ 55,365
Short-term investments	30,092	128,190	30,092	128,190
Cash and short-term investments	$ 98,607	$ 183,555	$ 98,607	$ 183,555

Cash used in operating activities for the three months and year ended August 31, 2022 were $19,695 and $36,211, respectively, which was primarily driven by the investment in working capital assets. This compares to cash used in operating activities $7,699 and $28,589 from the comparable three months and year ended August 31, 2021 periods, respectively. The year over year increase to cash used in operating activities is primarily due to the higher working capital needs resulting from the growth in revenues.

Cash from financing activities for the three months and year ended August 31, 2022 was a use of $161 and a source of $5,328, respectively, with the year's amount driven by the $6,334 in net equity proceeds from the issuance of Common Shares to BAT as they exercised their top-up rights. In comparison, for the three months and year ended August 31, 2021, cash provided by financing activities was $55 and $174,463, respectively, which was primarily driven by equity issuances from two registered at-the-market offering (ATM) facilities in Fiscal 2021, partially offset by payment of long term debt.

Cash (used) provided in investing activities for the three months and year ended August 31, 2022 was $(38,965) and $44,033, respectively, primarily driven by proceeds from net redemption of short term investments of $98,098, offset by the purchases of capital assets for $15,842 and $48,748, respectively, and additional investment in Hyasynth of $14 and $2,624, respectively. This compares to cash provided by investing activities of $4,617 and cash used by investing activities of $115,109 for the three months and year ended August 31, 2021, respectively, which was primarily driven by proceeds from short-term investments of $10,000 for the three month period and net purchases of short-term investments of $69,948 for the full year period, and purchase of property, plant and equipment of $(5,408) and $(11,757), respectively.

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the three months and year ended August 31, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021

25

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

For the three months and years ended August 31, 2022 and August 31, 2021, the Company's expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		YEAR ENDED	
	AUGUST 31, 2022	AUGUST 31, 2021	AUGUST 31, 2022	AUGUST 31, 2021
Salaries and consulting fees	$ 1,067	$ 452	$ 3,891	$ 2,757
Share-based compensation	1,365	895	3,713	2,555
Total key management compensation	$ 2,432	$ 1,347	$ 7,604	$ 5,312

During the three months and year ended August 31, 2022, 2,787,000 and 3,287,000 stock options (August 31, 2021 – 300,000 and 830,000) were granted to key management personnel with an aggregate fair value of $2,509 and $3,407, respectively (August 31, 2021 – $701 and $1,550). In addition, during the three months and year ended August 31, 2022, nil and 380,372 RSUs, (August 31, 2021 – nil and 359,538), were granted to key management personnel with an aggregate fair value of $nil and $1,022, respectively (August 31, 2021 – $nil and $662). For the three months and year ended August 31, 2022, nil and 158,967 PSUs, (August 31, 2021 – nil and 270,877) were issued to key management personnel with an aggregate fair value of $nil and $167, respectively (August 31, 2021 – $nil and $291).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS

The Company has transactions with related parties, as defined in IAS 24 *Related Party Disclosures*, all of which are undertaken in the normal course of business.

For the three months and year ended August 31, 2022, under the PDC Agreement, BAT incurred $592 and $2,404 (August 31, 2021 - $262 and $262) for direct expenses and the Company incurred $2,288 and $6,818 (August 31, 2021 - $987 and $1,074) of direct expenses and capital expenditures for a total of $2,880 and $9,222 (August 31, 2021 - $1,249 and 1,336) related to the Center of Excellence ("CoE"), respectively. The Company recorded $854 and $2,837 (August 31, 2021 - $452 and $494) of these expenditures in the consolidated statement of operations and comprehensive loss. For the three months and year ended August 31, 2022, the Company recorded $586 and $1,774 (August 31, 2021 - $172 and $174) of capital expenditures in the consolidated statement of financial position.

During the three months and year ended August 31, 2022, BAT exercised nil and 2,659,716 Top-up Rights. At August 31, 2022, there is a balance owing to BAT of $2,444 (August 31, 2021 - $nil).

FAIR VALUE MEASUREMENTS

(i) Financial Instruments

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;
- Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
- Level 3 inputs are unobservable inputs for the asset or liability.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 26

The fair values of cash, short-term investments and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $235.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At August 31, 2022, the probabilities of EIC achieving the remaining two milestones, as discussed in Note 27 to the Financial Statements, were estimated to be 100%, and 0% respectively. A sensitivity analysis for the probabilities of achieving the milestones was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company's expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and the weighted average cost of capital ("WACC").

At August 31, 2022, the fair value of the Laurentian contingent share consideration was revalued to $2,913. If the WACC increased by 1%, the estimated fair value of the contingent share consideration and net loss would decrease by $55, or if it is decreased by 1%, the estimated fair value of the contingent share consideration and net loss would increase by $55.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company's Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company's Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

Derivative Warrant Liabilities

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital.

There were no exercises of Warrants during the year ended August 31, 2022 (August 31, 2021 - 1,743,850 warrants). During the year ended August 31, 2022, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $30,881 (August 31, 2021 - an increase of $29,257).

The Company's derivative liabilities included the following balances and changes in the carrying value of Warrants as of August 31, 2022:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2021	16,943,650	$ 35,019
Revaluation of Warrants	–	(30,881)
Balance - August 31, 2022	16,943,650	4,138

The following inputs were used to estimate the fair value of the Warrants at August 31, 2022 and August 31, 2021:

	AUGUST 31, 2022	AUGUST 31, 2021
Risk free interest rate	3.64 %	0.45 %
Life of Warrants (years)	1.00	2.20
Market price of Common Shares	1.42	3.38
Expected future volatility of Common Shares	77.30 %	100.00 %
Fair value per warrant	0.24	2.07

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021

27

As at August 31, 2022, if the implied volatility increased by 10%, then the change in estimated fair value of the Warrants and net loss would increase by $1,042, or if it is decreased by 10%, the change in estimated fair value of the Warrants and net loss would decrease by $1,015.

Top-up Rights

On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%.

Pursuant to the IRA between the Company and BAT, the Company granted BAT certain Top-up Rights to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as "bought deal Distributions").

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at August 31, 2022, the Company revalued the Top-up Rights at an estimated fair value of $735 (August 31, 2021 – $2,508). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the year ended August 31, 2022 of $1,769 (August 31, 2021 - $232).

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2021	6,558,539	$ 2,508
Granted	3,979,098	–
Exercised	(2,659,716)	(4)
Cancelled / Forfeited	(287,822)	–
Revaluation of Top-up Rights	–	$ (1,769)
Balance - August 31, 2022	7,590,099	$ 735

The following inputs were used to estimate the fair value of the Top-up Rights at August 31, 2022, and August 31, 2021:

	AUGUST 31, 2022			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[1]	$0.60 - $9.53	$2.50	$–	$–
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of Common Shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life[1]	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	–%	25%	6%

	AUGUST 31, 2021			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[1]	$0.59 - $9.64	$2.50	–	–
Risk free interest rate	0.40% - 0.76%	0.46%	0.92%	0.88%
Expected future volatility of Common Shares	90.00% - 110.00%	105.00%	85.00%	90.00%
Expected life[1]	1.85 - 4.16	2.2	5.61	5.18
Forfeiture rate	10%	–%	25%	–%

[1]Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 14(iv) in the Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021

28

(ii) Biological Assets

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at August 31, 2022 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2021	$ 5,765	$ 6,357	$ 12,122
Acquisition through business combination	37	146	183
Unrealized gain on change in fair value of biological assets	–	40,001	40,001
Production costs capitalized	48,502	–	48,502
Transfer to inventory upon harvest	(45,551)	(37,289)	(82,840)
Carrying amount, August 31, 2022	$ 8,753	$ 9,215	$ 17,968

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 19 of the Financial Statements), are used in determining the fair value of biological assets:

i. average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii. expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii. wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv. post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v. stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of August 31, 2022, it is expected that the Company's biological assets will yield 27,405 kg (August 31, 2021 – 11,368 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS & ASSUMPTIONS	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE	
	AUGUST 31, 2022	AUGUST 31, 2021	SENSITIVITY	AUGUST 31, 2022	AUGUST 31, 2021
Average selling price per gram	$ 1.49	$ 2.54	Increase or decrease by 10% per gram	$ 1,766	$ 1,212
Expected average yield per plant	132 grams	129 grams	Increase or decrease by 10 grams	$ 1,339	$ 937

The expected average yield per plant at August 31, 2022 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol ("CBD") dominant strains where trim is also harvested for extraction).

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021

29

OUTSTANDING SHARE DATA (i) Outstanding Shares, Warrants and Options and Other Securities The following table sets out the number of Common Shares, options, warrants, top-up rights, restricted share units and performance share units outstanding of the Company as at August 31, 2022 and November 28, 2022: AUGUST 31, 2022 NOVEMBER 28, 2022 Common shares issued and outstanding 313,815,503 313,856,912 Options 11,050,939 11,997,539 Warrants 16,943,650 16,943,650 Top-up rights 7,590,099 8,392,560 Restricted share units 2,345,777 3,796,681 Performance share units 264,871 1,103,099 Total fully diluted shares 352,010,839 356,090,441 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the Financial Statements: 1. Biological assets and inventories Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 6 and 7 to the Financial Statements for further information. 2. Useful lives and impairment of property, plant and equipment and finite-life intangible assets Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions and the useful lives of assets. 3. Share-based payments In determining the fair value of options and related expenses, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 14 to the Financial Statements for further information. 4. Adult-use recreational cannabis revenue – provision for returns and price adjustments Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry. 5. Impairment of goodwill, long-lived and intangible assets In determining the recoverable amount of the Company’s CGUs, management has applied significant judgment and has made various estimates with respect to the forecasted cash flows, terminal growth rate and post-tax discount rates used in a discounted cash flow model. 6. Derivative liabilities Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 30

The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year date. The key assumption used in the model is the expected future volatility on the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 13 of the Financial Statements. 7. Business combinations Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired research and processing licenses, brands and non-compete agreement, included: the royalty rate, forecasted cash flows, gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of when earnout milestones are expected to be achieved, which is used for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. New Accounting Pronouncements The following IFRS standards have been recently issued by the IASB with an effective date after August 31, 2022 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded: Amendments to IAS 1: Classification of Liabilities as Current or Non-Current The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 8: Definition of Accounting Estimate The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 1: Disclosure of Accounting Policies The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to a Company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements. Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction The amendments narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. A company applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendments will be effective for the annual period beginning on or after January 1, 2023 and the Company has chosen not to early adopt the amendments. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 31

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit and loss. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IFRS 9: Financial Instruments As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The Company applies the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IFRS 3: Business Combinations In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, (“IAS 37”), an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendment also states that the acquirer does not recognize contingent assets acquired in a business combination. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 41: Agriculture As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendments remove the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments will have no impact on the Company's consolidated financial statements, due to the short life cycle of its biological assets. PRODUCT DEVELOPMENT COLLABORATION On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a Product Development Collaboration Agreement (the "PDC Agreement") pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s indoor Moncton Campus, which holds the Health Canada licenses required to conduct research and product development activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement. Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at August 31, 2022 is $26,820 (August 31, 2021 - $31,109). The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the year ended August MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 32

31, 2022, $2,837 (August 31, 2021 - $494) of expenses have been recorded in the statement of operations and comprehensive loss. ACQUISITION OF SUBSIDIARIES i. Laurentian Organic Inc. On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years. Taking control of Laurentian has enabled the Company to penetrate a new product category and has provided the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition also provided the Company with an increased share of the craft flower and hash market. For the year ended August 31, 2022, Laurentian contributed $10,683 of gross revenue and net income of $490, respectively to the consolidated results. If the acquisition had occurred on September 1, 2021, management estimates consolidated gross revenue of the Company would have been $215,654 and consolidated net loss would have been approximately $13,365 for the year ended August 31, 2022. Equity Instruments Issued The fair value of the 10,896,442 Common Shares issued was $27,568, based on the TSX listed share price of the Company on closing of December 21, 2021 of $2.53 per share. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $2.39. Acquisition Costs The Company incurred acquisition-related costs of $1,039 on legal fees and due diligence costs. Of these costs $984 have been included in the statement of operations and comprehensive loss and $55 have been capitalized to share issuance costs. Contingent Share Consideration The acquisition includes contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings ascribed to them in the Company’s agreement to acquire Laurentian): a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures less, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple. Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996. As at August 31, 2022, the contingent share consideration has been adjusted to $2,913, to reflect changes in estimates. Assets acquired and liabilities assumed The Company acquired net assets of $14,138 for a total purchase consideration of $43,103. The excess of the total purchase consideration over the fair value of the net assets acquired amounting to $28,965 is being presented as goodwill in the Financial Statements. Goodwill Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. Refer to Note 27 to the Financial Statements for further information. ii. The Edibles and Infusions Corporation On April 6, 2021, the Company acquired 100% of the shares and voting interests of EIC, including intermediate holding companies SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC, for $22,000 of MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 33

share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 if EIC achieves various milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $4.36 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 had been included in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021 and $65 were capitalized to share issuance costs. Contingent share consideration The acquisition includes contingent share consideration based on various milestones as follows: a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved prior to August 31, 2021 and settled subsequently on September 8, 2021; b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022; and c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022. Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. During the year ended August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates and subsequently on September 8, 2021, the Company issued 1,039,192 Common Shares as consideration on account of EIC's achievement of the first milestone. The Common Shares issued were based on the 5-day volume-weighted average TSX listed share price of the Company of $3.37 per share. The Company revalued the remaining contingent liability and recorded a corresponding increase in fair value in the statement of operations and comprehensive loss of $1,462 (August 31, 2021 - $3,789) during the year ended August 31, 2022. At August 31, 2022, the outstanding balance is $7,000, all of which is included in current liabilities as it is due to be settled within twelve months after the reporting period. Assets acquired and liabilities assumed The Company acquired net assets of $12,909 for a total purchase consideration of $27,230. The excess of the total purchase consideration over the fair value of the net assets acquired amounting to $14,321 is being presented as goodwill in the Financial Statements. During the year ended August 31, 2022, the Company finalized the acquisition accounting, which resulted in an increase to the ROU asset of $1,718, increase to lease liabilities of $411 and a decrease to goodwill of $1,307. Goodwill The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes. Refer to Note 27 to the Financial Statements for further information. iii. Goodwill Impairment Test During Q4 Fiscal 2022, the Company performed its annual goodwill impairment test and concluded that the recoverable amount of its group of CGUs was higher than the carrying value as at August 31, 2022, hence, no impairment was recognized. See Note 9 of the Financial Statements. CONTINGENT LIABILITIES The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid- point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period. Nova Scotia Claim MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 34

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times. On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount will be used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator has been disbursing funds to the claimants during October and November 2022. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim. Alberta Claim On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Clam has been recognized as at August 31, 2022 (August 31, 2021 - nil). At August 31, 2022, a provision of $2,560 (August 31, 2021 - $2,750) in regards to claims and other contingencies was included in the consolidated statement of financial position. For the year ended August 31, 2022, payments of $412 (August 31, 2021 - $nil) were made which were offset by an increase to the provision of $222 (August 31, 2021 - $2,750). The Company also received insurance proceeds of $532 related to the litigation resulting in a net recovery of $310 in the consolidated statements of operations and comprehensive loss for the year ended August 31, 2022 (August 31, 2021 - $470 expense and $1,700 expense, respectively). DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The Company engaged KPMG LLP to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s audited annual consolidated financial statements for the financial year ended August 31, 2022 , as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP, the Company’s independent registered public accounting firm, has audited the Company's consolidated financial statements and has issued an adverse report on the effectiveness of ICFR. KPMG LLP‘s attestation report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended August 31, 2022. DISCLOSURE CONTROLS AND PROCEDURES The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of August 31, 2022 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 35

INTERNAL CONTROL OVER FINANCIAL REPORTING NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. MATERIAL CHANGES TO THE CONTROL ENVIRONMENT There have been no changes to the Company’s ICFR during the three months ended August 31, 2022 that have materially affected, or are likely to materially affect, the Company’s ICFR. MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of August 31, 2022, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the internal control over financial reporting was not effective as of August 31, 2022, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses: • An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operation of ICFR. • The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its ICFR. • An ineffective information and communication process resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities. • As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR. KPMG LLP, an independent registered public accounting firm that audited our financial statements, has audited the effectiveness of our ICFR, and has expressed an adverse opinion in their report included with the Company’s annual financial statements. LIMITATIONS ON SCOPE OF DESIGN The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by the Company but that was scoped out of the evaluation of DCP and ICFR was Laurentian (acquired on December 21, 2021). Excluding goodwill, Laurentian constitutes approximately 2% of the Company’s current assets, 5% of total assets, 7% of current liabilities and 11% of total liabilities, as well as 5% of net revenue and 3% of net loss as at and for the year ended August 31, 2022. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 36

STATUS OF REMEDIATION PLAN As disclosed in the prior year, management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR. Management remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities have been implemented or remain in progress as at the date of this MD&A and will continue throughout Fiscal 2023 until remediated: • We are implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company's control standards and expectations, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company. We have continued to formalize and improve risk assessment and monitoring activities with continued regular reporting to those charged with governance at an appropriate frequency. We are preparing a delegation of authority matrix to enforce desired limits of authority for key transactions, events, and commitments, and are working to revise the matrix to reflect organizational changes with a view to then formally communicating these limits of authority to relevant personnel throughout the Company. • We have bolstered the financial reporting and accounting department's internal controls and accounting knowledge with a number of new full-time employees including those in more senior roles. The Company has implemented retention efforts to complement its hiring. Roles and responsibilities are continually assessed with a view to meeting the needs of the Company's internal control environment. • We have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. These specialists are expected to enhance our continuing efforts in Fiscal 2023 to evaluate significant financial reporting processes to ascertain if there are any new processes that need to be documented, continue to assess risks related to financial reporting, and re-evaluate the design and operating effectiveness of key controls within those processes • We have hired a Chief Information Officer to oversee the IT department, support the remediation of deficiencies in general IT controls and facilitate the development and implementation of the ERP project. The ERP project is expected to streamline financial data management processes, improve functionality and reduce reliance on manual spreadsheets. The ERP has multiple phases at various stages of development including design, development and testing. The first phase of the ERP is expected to be implemented in Fiscal 2023. • We continue to simplify and streamline our complex spreadsheet models to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets. Senior management has discussed the material weaknesses described above with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified above. See “Risk Factors” in this MD&A and the AIF. Management, including the CEO and CFO, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 37

RISK FACTORS

The Company's business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under "Risk Factors" in the AIF. For additional risk factors, readers are directed to the Company's most recent AIF, which is (a) available under the Company's issuer profile on SEDAR at www.sedar.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, short-term investments, outstanding trade and loan receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at August 31, 2022 approximates $171,799 (August 31, 2021 - $235,949).

As of August 31, 2022 and August 31, 2021, the Company's aging of trade receivables was as follows:

	AUGUST 31, 2022	AUGUST 31, 2021
0-60 days	$ 42,961	$ 20,029
61-120 days	2,022	886
Gross trade receivables	$ 44,983	$ 20,915
Less: Expected credit losses and reserve for product returns and price adjustments	(1,121)	(710)
	$ 43,862	$ 20,205

(ii) Liquidity Risk

The Company's liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2022, the Company had $68,515 (August 31, 2021 – $55,365) of cash and working capital of $166,338 (August 31, 2021 - $234,349). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at August 31, 2022:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 40,864	$ 40,864	$ 40,864	$ –	$ –	$ –
Long-term debt	235	248	80	168	–	–
	$ 41,099	$ 41,112	$ 40,944	$ 168	$ –	$ –

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's facilities, the Company is contractually committed to approximately $15,797 of capital expenditures, mostly related to its Moncton and LAU Campuses.

(iii) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's debt obligations with floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration risk

The Company's accounts receivable are primarily due from provincial government agencies (three of which, individually, represented more than 10% of the Company's revenues during the year ended August 31, 2022), corporations (none of which

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 38

represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible. COVID-19 In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) and resulted in governments worldwide enacting emergency measures to combat its spread. These measures, which included the implementation of travel restrictions, quarantine periods and physical distancing requirements, affected economies and disrupted business operations for the Company and its customers. While vaccination programs are maturing and generally restrictions are easing across most countries, there is ongoing concern and uncertainty regarding new and potential variants and continued global spread. The extent to which COVID-19 may impact the Company’s business, including its operations, market for its securities and its financial condition, will depend on future developments which are highly uncertain and cannot be predicted at this time. Furthermore, depending on the duration and severity of the COVID-19 pandemic, it may also have the effect of heightening many of the other business risks such as risks relating to the Company's supply chain (availability and cost of raw materials and components) and the successful on-time completion of business objectives. The Company will continue to monitor and assess the impact of COVID-19 on its judgments, estimates, accounting policies and amounts recognized in the Financial Statements. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED August 31, 2022 AND 2021 39

TABLE OF CONTENTS Management’s Responsibility for the Financial Statements 1 Independent Auditors' Reports 2 – 8 Consolidated Statements of Financial Position 9 Consolidated Statements of Operations and Comprehensive Loss 10 Consolidated Statements of Changes in Equity 11 Consolidated Statements of Cash Flows 12 Notes to the Consolidated Financial Statements 13 – 44

November 28, 2022 Management’s Responsibility for the Financial Statements The accompanying consolidated financial statements of Organigram Holdings Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable. The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval. (signed) ‘Beena Goldenberg’ (signed) ‘Derrick West’ Chief Executive Officer Chief Financial Officer Moncton, New Brunswick Moncton, New Brunswick CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021 1

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021 2

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021 3

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021 4

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021 5

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021 6

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021 7

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021 8

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at August 31, 2022 and August 31, 2021

(Expressed in CDN $000's except share and per share amounts)

	AUGUST 31, 2022	AUGUST 31, 2021 (Note 29)
ASSETS		
Current assets		
Cash	$ 68,515	$ 55,365
Short-term investments (Note 4)	30,092	128,190
Account and other receivables (Note 5)	46,372	21,035
Loan receivable	–	250
Biological assets (Note 6)	17,968	12,122
Inventories (Note 7)	50,314	36,696
Prepaid expenses and deposits	8,362	6,957
	221,623	260,615
Restricted funds (Note 26)	26,820	31,109
Property, plant and equipment (Note 8)	259,819	235,939
Intangible assets and goodwill (Note 9 and Note 27)	56,239	17,046
Deferred charges and deposits (Note 8)	5,537	3,195
Investments in associates (Note 16)	6,288	5,028
Net investment in sublease	781	1,085
	$ 577,107	$ 554,017
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 40,864	$ 18,952
Other liabilities (Note 10)	10,360	4,484
Income taxes payable (Note 24)	1,421	–
Provisions (Note 11)	2,560	2,750
Current portion of long-term debt (Note 12)	80	80
	55,285	26,266
Long-term debt (Note 12)	155	230
Derivative liabilities (Note 13)	4,873	37,527
Other long-term liabilities (Note 15)	5,119	10,189
Deferred income taxes (Note 24)	3,617	–
	69,049	74,212
SHAREHOLDERS' EQUITY		
Share capital (Note 14)	769,725	730,803
Equity reserves (Note 14)	28,338	24,724
Accumulated other comprehensive loss	(78)	(78)
Accumulated deficit	(289,927)	(275,644)
	508,058	479,805
	$ 577,107	$ 554,017

On behalf of the Board:

/s/Beena Goldenberg, Director

/s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

9

ORGANIGRAM HOLDINGS INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS For the years ended August 31, 2022 and 2021 (Expressed in CDN $000’s except share and per share amounts) YEAR ENDED AUGUST 31, 2022 AUGUST 31, 2021 (Note 29) REVENUE Gross revenue (Note 20) $ 209,109 $ 109,859 Excise taxes (63,300) (30,696) Net revenue 145,809 79,163 Cost of sales (Note 7 and Note 21) 119,037 103,567 Gross margin before fair value adjustments 26,772 (24,404) Realized loss on fair value on inventories sold and other inventory charges (Note 7) (35,204) (35,721) Unrealized gain on changes in fair value of biological assets (Note 6) 40,001 31,726 Gross margin 31,569 (28,399) OPERATING EXPENSES General and administrative (Note 23) 42,908 29,920 Sales and marketing 16,860 15,807 Research and development (Note 26) 5,962 3,645 Share-based compensation (Note 14(iv)) 4,745 3,215 Impairment of property, plant and equipment (Note 8) 4,245 9,133 Impairment of intangible assets (Note 9) — 1,701 Total operating expenses 74,720 63,421 LOSS FROM OPERATIONS (43,151) (91,820) Financing costs 429 2,960 Investment income (1,487) (854) Insurance recoveries (181) — Government subsidies (Note 25) (154) (8,147) Share of loss from investments in associates (Note 16) 1,364 1,118 Impairment of loan receivable and investments in associates 250 5,245 Loss on disposal of property, plant and equipment 6,580 2,426 Change in fair value of contingent consideration (Note 15(i)) (2,621) 3,558 Share issue costs allocated to derivative liabilities (Note 13) — 803 Change in fair value of derivative liabilities (Note 13) (32,650) 29,025 Legal provision (recovery) (Note 11 and Note 22) (310) 2,750 Loss before tax (14,371) (130,704) Income tax expense (recovery) (Note 24) Current, net 400 — Deferred, net (488) — NET LOSS $ (14,283) $ (130,704) Other comprehensive loss Foreign currency translation loss, net of tax — (128) COMPREHENSIVE LOSS $ (14,283) $ (130,832) Net loss per common share, basic (Note 14 (v)) $ (0.046) $ (0.510) Net loss per common share, diluted (Note 14 (v)) $ (0.046) $ (0.510) The accompanying notes are an integral part of these Consolidated Financial Statements. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 10

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended August 31, 2022 and 2021

(Expressed in CDN $000's except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2020	194,511,061	$420,673	$23,744	$50	$ (144,940)	$299,527
Unit financing, net of issue costs of $3,502 (Note 14 (iii))	37,375,000	52,747	–	–	–	52,747
Private placement, net of issue costs of $1,174 (Note 14 (iii))	58,336,392	217,297	–	–	–	217,297
Shares issued related to business combination, net of issue costs of $65 (Note 14 (iii) and Note 28)	5,045,873	21,935	–	–	–	21,935
Share-based compensation (Note 14 (iv))	–	–	3,612	–	–	3,612
Exercise of stock options (Note 14 (iii))	1,691,498	6,268	(2,241)	–	–	4,027
Exercise of restricted share units (Note 14 (iii))	80,491	382	(382)	–	–	–
Exercise of performance share units (Note 14 (iii))	1,858	9	(9)	–	–	–
Exercise of warrants (Note 14 (iii))	1,743,850	11,492	–	–	–	11,492
Foreign currency translation gain (loss), net of tax	–	–	–	(128)	–	(128)
Net loss	–	–	–	–	(130,704)	(130,704)
Balance - August 31, 2021	298,786,023	$ 730,803	$ 24,724	$ (78)	$ (275,644)	$ 479,805
Shares issued related to business combination, net of issue costs of $12 (Note 14 (iii) and Note 27)	1,039,192	3,488	–	–	–	3,488
Shares issued related to business combination, net of issue costs of $55 (Note 14 (iii) and Note 27)	10,896,442	27,513	–	–	–	27,513
Share-based compensation (Note 14 (iv))	–	–	5,127	–	–	5,127
Exercise of stock options (Note 14 (iii))	100,799	127	(53)	–	–	74
Exercise of restricted share units (Note 14 (iii))	259,000	1,239	(1,239)	–	–	–
Exercise of performance share units (Note 14 (iii))	74,331	221	(221)	–	–	–
Exercise of top-up rights, net of issue costs of $18 (Note 14 (iii))	2,659,716	6,334	–	–	–	6,334
Net loss	–	–	–	–	(14,283)	(14,283)
Balance - August 31, 2022	313,815,503	$ 769,725	$ 28,338	$ (78)	$ (289,927)	$ 508,058

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 11

ORGANIGRAM HOLDINGS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended August 31, 2022 and 2021 (Expressed in CDN $000’s except share and per share amounts) YEAR ENDED AUGUST 31, 2022 AUGUST 31, 2021 CASH PROVIDED (USED) OPERATING ACTIVITIES Net loss $ (14,283) $ (130,704) Items not affecting operating cash: Share-based compensation (Note 14 (iv)) 5,127 3,896 Depreciation and amortization (Note 8 and Note 9) 24,907 31,033 Loss on disposal of property, plant and equipment and intangibles 6,580 2,426 Impairment losses 4,495 6,946 Realized loss on fair value on inventories sold and other inventory charges 35,204 35,721 Unrealized changes in fair value of biological assets (Note 6) (40,001) (31,726) Financing costs 429 2,960 Investment income (1,487) (854) Share of loss from investments in associates (Note 16) 1,364 1,118 Change in fair value of contingent consideration (Note 15(i)) (2,621) 3,558 Legal provision (recovery) (Note 11 and Note 22) (310) 2,750 Change in fair value of derivative liabilities (Note 13) (32,650) 29,025 Share issue costs allocated to derivative liabilities (Note 13) — 803 Income tax expense (recovery) (88) — Changes in non-cash working capital: Net change in accounts receivable (24,020) (6,007) Net change in biological assets (2,951) (986) Net change in inventories (9,267) 19,932 Net change in accounts payable and accrued liabilities 12,148 2,062 Net change in other liabilities 2,511 — Net change in provisions 120 — Net change in prepaid expenses and deferred charges (1,418) (542) Net cash used in operating activities (36,211) (28,589) FINANCING ACTIVITIES Proceeds from unit financing, net of issue costs (Note 13) — 64,839 Private placement, net of share issue costs (Note 13) — 220,037 Share issue costs (Note 14(iii)) (85) — Payment of lease liabilities, net of sublease receipts (Note 15(ii)) (931) (1,344) Payment of long-term debt (Note 12) (82) (115,059) Stock options, warrants and top-up rights exercised (Note 14(iii)) 6,426 8,387 Interest and fees paid on long-term debt — (2,397) Net cash provided by financing activities 5,328 174,463 INVESTING ACTIVITIES Purchase of short-term investments (15,000) (120,020) Proceeds from short-term investments  113,098 50,072 Investment income (loss) 1,487 782 Investments in associates (Note 16) (2,624) (2,539) Advances to restricted funds, net (Note 26) 4,289 (31,109) Acquisition of subsidiary (Note 27) (8,439) — Purchase of property, plant and equipment, net (Note 8) (48,748) (11,757) Purchase of intangible assets (Note 9) (30) (538) Net cash provided by (used in) investing activities 44,033 (115,109) INCREASE IN CASH $ 13,150 $ 30,765 CASH POSITION  Beginning of period  $ 55,365 $ 24,600 End of period  $ 68,515 $ 55,365 The accompanying notes are an integral part of these Consolidated Financial Statements. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 12

ORGANIGRAM HOLDINGS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended August 31, 2022 and 2021 (Expressed in CDN $000’s except share and per share amounts) 1. NATURE OF OPERATIONS Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1250-333 Bay Street, Toronto, Ontario, Canada, M5H 2R2 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3. The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods; and (iv) Laurentian Organic Inc. ("Laurentian"), an LP specializing in high-quality artisanal craft cannabis and premium Afghan hash. Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc. was continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. The Edibles and Infusions Corporation was incorporated under the Business Corporation Act (Ontario) on September 20, 2018. Laurentian Organic Inc. was incorporated under the CBCA on March 18, 2019. 2. BASIS OF PREPARATION i. Statement of compliance These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 28, 2022. ii. Basis of measurement These consolidated financial statements have been prepared on a historical cost basis except for biological assets, short- term investments, share-based compensation, contingent share consideration, and derivative liabilities, which are measured at fair value. Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction. iii. Basis of consolidation These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the Company. The results of subsidiaries acquired during the year are consolidated from the date of acquisition. Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation. iv. COVID-19 estimation uncertainty In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”), a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, continued to disrupt the Company’s operations during the year ended August 31, 2022. The production and sale of cannabis and cannabis-derived products have been recognized as essential services across Canada; however COVID-19 related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues. Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future. In addition, it is possible that estimates in the Company’s consolidated financial statements will change in the near-term as a result of CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 13

COVID-19, and the effect of any such changes could be material. The Company is closely monitoring the impact of COVID-19 on all aspects of its business. v. Foreign currency translation Functional and presentation currency These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH as described in Note 16, for which the functional currency has been determined to be Euros. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss. Foreign operations The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the consolidated statements of operations and comprehensive loss within other comprehensive (loss) income and are accumulated in accumulated other comprehensive (loss) income. When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive (loss) income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive (loss) income related to the subsidiary is reallocated between controlling and non-controlling interests. 3. SIGNIFICANT ACCOUNTING POLICIES i. Cash Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions. ii. Short-term investments The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost. iii. Biological assets While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. This includes the direct cost of labour, seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of operations and comprehensive loss. Biological assets are measured at their fair value less costs to sell on the consolidated statement of financial position. iv. Inventories Inventories of finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of operations and comprehensive loss at the time the cannabis is sold. Inventory is measured at lower of cost or net realizable value on the consolidated statement of financial position. v. Property, plant and equipment Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for asset to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses, if any. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 14

Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied: Buildings 25 years Growing and processing equipment 10 years Computer equipment 5 years Vehicles 5 years Furniture and fixtures 10 years Leasehold improvements 5 years Right-of-use assets term of lease Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within consolidated statements of operations and comprehensive loss. Construction in process are transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point. An asset’s residual value, useful life and depreciation method are reviewed each year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly. vi. Goodwill Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses, if any. For the purpose of impairment testing, the Company monitors and tests goodwill at the group of cash-generating unit (“CGU”) level to which the goodwill has been allocated. Goodwill is tested annually for impairment during the fourth quarter, or more frequently when there is an indication that goodwill may be impaired. If the recoverable amount, representing the higher of its fair value less cost to sell and its value in use, of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis for each CGU. Any goodwill impairment loss is recorded in the consolidated statements of operations and comprehensive loss in the period of impairment. Previously recognized impairment losses for goodwill are not reversed in subsequent periods. vii. Assets held for sale Assets and liabilities held for sale are no longer depreciated and are presented separately in the consolidated statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable. viii. Impairment of long-lived and intangible assets Long-lived assets, including property, plant and equipment and intangible assets are reviewed each reporting period for indicators of impairment and reversal of impairment. Goodwill and indefinite life intangible assets are assessed for indicators of impairment at each reporting date and are tested annually at year end or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which its carrying amount exceeds its recoverable amount. Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously. ix. Share-based payments The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes option pricing model and fair value for Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) is determined using the Company’s share price at the grant date. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 15

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expenses reflect in the period the estimate is revised. Cancellations of unvested equity settled share-based payments are accounted for as an acceleration of vesting and then remaining unamortized costs are recognized immediately in profit or loss. For stock options granted to non-employees, the expense is measured at the fair value of the goods and services received except when the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted. Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based payment expense is transferred from equity reserves to share capital. x. Investments in associates and joint operations Associates are companies over which the Company has significant influence. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration. Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate. The Company recognizes its share of the assets, liabilities, revenue and expenses of joint operations in accordance with the related agreements (Note 26). Investments in associates are considered impaired and impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows from the net investment that can be reliably estimated. In such cases, the carrying value of the associate is written down to its recoverable amount which is the higher of value in use and fair value less costs of disposal. xi. Intangible assets Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement. Other intangible assets with a definite useful life are amortized over the estimated useful lives which are as follows: License agreements 1-5 years Brands 5 years Non-compete agreements 5 years The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization, but are tested for impairment annually. The Company does not have intangible assets not yet in use or indefinite lived intangible assets. Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other related expenditures that are not eligible to be capitalized are recognized as expense in the consolidated statements of operations and comprehensive loss as incurred. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 16

xii. Provisions Provisions are recognized when the Company has a present legal or constructive obligation based on past events, it is probable that an outflow of economic resources will be required to settle the obligation and the amount can be reasonably estimated. Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. xiii. Loss per share Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the year. The dilutive effect of warrants, options, top-up rights, RSUs and PSUs is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation. xiv. Revenue recognition Revenue from the direct sale of cannabis dried flower and cannabis derivative products for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of delivery for medical cannabis and recreational cannabis. Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing. Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company. xv. Derivative liabilities Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement, with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes. For more details on derivative liabilities consisting of warrants and top-up rights, see Note 13. xvi. Income taxes The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements. Income tax expense in the consolidated statements of operations and comprehensive loss is the sum of current and deferred tax as explained below. Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the year, using tax rates enacted, or substantively enacted, as at the end of the reporting year. Current tax expense (recovery) included in the consolidated statements of operations and comprehensive loss reflects the current tax for the reporting year, plus adjustments to the current tax of prior years, less current tax recorded directly in other comprehensive income (loss) or equity. Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting date and are CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 17

reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, iii) differences arising on the initial recognition of goodwill. xvii. Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the years presented. xviii. Business combinations The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs. The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. Goodwill is the excess of consideration transferred over the fair value of the net tangible and intangible assets acquired, recorded at fair value at the acquisition date and is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. xix. Government subsidies Government subsidies are recognized when there is reasonable assurance that the subsidy will be received, and all the attached conditions will be complied with. Subsidies are recognized as income in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which the expenses are recognized for the related costs for which the subsidies are intended to compensate, which in the case of subsidies related to assets requires recording it as deferred income or deducting it from the carrying amount of the asset. xx. Critical accounting estimates and judgments The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements: 1. Biological assets and inventories Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 6 and 7 for further information. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 18

2. Useful lives and impairment of property, plant and equipment and finite-life intangible assets Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions and the useful lives of assets. 3. Share-based payments In determining the fair value of options and related expenses, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 14 for further information. 4. Adult-use recreational cannabis revenue – provision for returns and price adjustments Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry. 5. Impairment of goodwill, long-lived and intangible assets In determining the recoverable amount of the Company’s CGUs, management has applied significant judgment and has made various estimates with respect to the forecasted cash flows, terminal growth rate and post-tax discount rates used in a discounted cash flow model. The impact of changes in these key assumptions is described in Note 9. 6. Derivative Liabilities Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year end. The key assumption used in the model is the expected future volatility on the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 13. 7. Business Combinations Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired licenses, brands and non-compete agreement, included: the royalty rate, forecasted revenues, forecasted cash flows, gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of when earnout milestones are expected to be achieved, which is used for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. Future changes to accounting standards The following IFRS standards have been recently issued by the IASB with an effective date after August 31, 2022 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded: Amendments to IAS 1: Classification of Liabilities as Current or Non-Current The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 8: Definition of Accounting Estimate The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 19

effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 1: Disclosure of Accounting Policies The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to a company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction The amendments narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. A company applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendments will be effective for the annual period beginning on or after January 1, 2023 and the Company has chosen not to early adopt the amendments. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit and loss. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IFRS 9: Financial Instruments As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The Company applies the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IFRS 3: Business Combinations In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, (“IAS 37”), an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendment also states that the acquirer does not recognize contingent assets acquired in a business combination. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements. Amendments to IAS 41: Agriculture As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendments remove the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments will have no impact on the Company's consolidated financial statements, due to the short life cycle of its biological assets. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 20

4. SHORT TERM INVESTMENTS

The Company's short-term investments include the following as at August 31, 2022 and August 31, 2021:

DESCRIPTION	AUGUST 31, 2022	AUGUST 31, 2021
Guaranteed Investment Certificates (GIC)	$ 30,072	$ 128,170
Bond - Canada Revenue Agency	20	20
	$ 30,092	$ 128,190

GIC are made for varying periods of between three months and one year, depending on the immediate cash requirements of the Company, and earn interest of 2% to 2.6% (August 31, 2021– 0.5% to 1.5%).

5. ACCOUNT AND OTHER RECEIVABLES

The Company's accounts receivable include the following balances as at August 31, 2022 and August 31, 2021:

	AUGUST 31, 2022	AUGUST 31, 2021
Gross trade receivables	$ 44,983	$ 20,915
Less: reserves for product returns and price adjustments	(1,050)	(710)
Less: expected credit losses	(71)	–
Trade receivables	43,862	20,205
Sales taxes receivable	1,419	195
Current portion of net investment in subleases	304	288
Accrued investment income	–	99
Government programs	–	187
Other receivables	787	61
	$ 46,372	$ 21,035

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy ("CEWS"), which subsidized up to 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. At August 31, 2022, $nil (August 31, 2021 - $178) was receivable under government programs.

On October 9, 2020, Department of Finance Canada announced the Canada Emergency Rent Subsidy ("CERS"), which provided support to qualifying tenants and property owners in the form of a rent subsidy that is made available to organizations that continued to endure declining revenues, subsidizing up to 65% of eligible property expenses retroactive from September 27, 2020 to Canadian companies whose businesses had been affected by COVID-19. For the year ended August 31, 2022, the Company did not qualify for subsidies under this program. At August 31, 2022, $nil (August 31, 2021 - $9) related to this program was included under government programs above.

6. BIOLOGICAL ASSETS

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 *Inventories*.

The changes in the carrying value of biological assets as at August 31, 2022 and August 31, 2021 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2020	$ 4,779	$ 615	$ 5,394
Unrealized gain on change in fair value of biological assets	–	31,726	31,726
Production costs capitalized	34,218	–	34,218
Transfer to inventory upon harvest	(33,232)	(25,984)	(59,216)
Balance, August 31, 2021	$ 5,765	$ 6,357	$ 12,122
Acquisition through business combination (Note 27)	37	146	183
Unrealized gain on changes in fair value of biological assets	–	40,001	40,001
Production costs capitalized	48,502	–	48,502
Transfer to inventory upon harvest	(45,551)	(37,289)	(82,840)
Balance, August 31, 2022	$ 8,753	$ 9,215	$ 17,968

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

21

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 19), are used in determining the fair value of biological assets:

i. average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii. expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii. wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv. post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v. stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of August 31, 2022, it is expected that the Company's biological assets will yield 27,405 kg (August 31, 2021 – 11,368 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS & ASSUMPTIONS	WEIGHTED AVERAGE INPUT		SENSITIVITY	EFFECT ON FAIR VALUE	
	August 31, 2022	August 31, 2021		August 31, 2022	August 31, 2021
Average selling price per gram	$ 1.49	$ 2.54	Increase or decrease by 10% per gram	$ 1,766	$ 1,212
Expected average yield per plant	132 grams	129 grams	Increase or decrease by 10 grams	$ 1,339	$ 937

The expected average yield per plant at August 31, 2022 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol ("CBD") dominant strains where trim is also harvested for extraction).

7. INVENTORIES

The Company's inventories are comprised of the following balances as at August 31, 2022 and August 31, 2021:

	August 31, 2022		
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$ 1,439	$ 1,346	$ 2,785
Dry cannabis			
Available for packaging	14,631	6,089	20,720
Packaged inventory	3,843	1,404	5,247
Flower and trim available for extraction	783	889	1,672
Concentrated extract	3,726	1,995	5,721
Formulated extracts			
Available for packaging	1,450	85	1,535
Packaged inventory	3,090	227	3,317
Packaging and supplies	9,317	–	9,317
	$ 38,279	$ 12,035	$ 50,314

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

22

	AUGUST 31, 2021		
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$ 1,387	$ 1,303	$ 2,690
Dry cannabis			
Available for packaging	9,736	5,303	15,039
Packaged inventory	3,922	1,749	5,671
Flower and trim available for extraction	456	329	785
Concentrated extract	3,009	733	3,742
Formulated extracts			
Available for packaging	462	161	623
Packaged inventory	2,028	95	2,123
Packaging and supplies	6,023	–	6,023
	$ 27,023	$ 9,673	$ 36,696

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash, beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the year ended August 31, 2022 was $95,638 (August 31, 2021 - $58,605). The amount of inventory provisions and plant waste for the year ended August 31, 2022 was $10,252 (August 31, 2021 - $26,177), which includes, provisions for excess and unsaleable inventories of $4,048 (August 31, 2021 - $15,039), adjustments to net realizable value of $498 (August 31, 2021 - $4,865) and plant waste of $5,706 (August 31, 2021 - $6,273), which comprised of the production or purchase costs of these inventories and biological assets.

The amount of realized fair value on inventories sold and other inventory charges for the year ended August 31, 2022 was $35,204 (August 31, 2021 - $35,721), including realized fair value on inventories sold of $31,133 (August 31, 2021 - $19,489). Inventory provisions to adjust to net realizable value during the year ended August 31, 2022 were $4,569 (August 31, 2021 - $21,097), consisting of $498 (August 31, 2021 - $4,865) recognized in cost of sales and $4,071 (August 31, 2021 - $16,232) recognized in fair value adjustments.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

23

8. PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost							
Balance, August 31, 2020	$ 4,075	$ 127,022	$ 2,128	$ 132,991	$ 8,677	$ 4,464	$ 279,357
Acquisitions through business combinations (Note 27)	–	5,786	2,859	720	721	1,742	11,828
Additions	–	2,928	1,762	4,655	270	–	9,615
Transfers	–	–	–	–	667	(889)	(222)
Construction completed	–	27	(4,657)	4,630	–	–	–
Disposals	–	–	–	(3,586)	(12)	–	(3,598)
Balance, August 31, 2021	$ 4,075	$ 135,763	$ 2,092	$ 139,410	$ 10,323	$ 5,317	$ 296,980
Acquisitions through business combinations (Note 27)	230	781	2,930	397	143	1,759	6,240
Additions	400	7,326	26,021	18,051	1,210	2,931	55,939
Transfers (Note 15 (ii))	–	961	–	–	–	(961)	–
Construction completed	–	1,539	(20,671)	18,659	473	–	–
Disposals	–	(100)	–	(11,379)	(75)	(5,447)	(17,001)
Balance, August 31, 2022	$ 4,705	$ 146,270	$ 10,372	$ 165,138	$ 12,074	$ 3,599	$ 342,158
Accumulated depreciation							
Balance, August 31, 2020	$ –	$ (8,203)	$ –	$ (20,041)	$ (3,136)	$ (557)	$ (31,937)
Depreciation	–	(5,456)	–	(22,735)	(1,451)	(822)	(30,464)
Transfers	–	–	–	–	–	222	222
Disposals	–	–	–	1,129	9	–	1,138
Balance, August 31, 2021	$ –	$ (13,659)	$ –	$ (41,647)	$ (4,578)	$ (1,157)	$ (61,041)
Depreciation	–	(5,933)	–	(13,853)	(1,550)	(925)	(22,261)
Disposals	–	–	–	4,715	59	434	5,208
Impairment	–	–	–	(4,245)	–	–	(4,245)
Balance, August 31, 2022	$ –	$ (19,592)	$ –	$ (55,030)	$ (6,069)	$ (1,648)	$ (82,339)
Net book value							
August 31, 2021	$ 4,075	$ 122,104	$ 2,092	$ 97,763	$ 5,745	$ 4,160	$ 235,939
August 31, 2022	$ 4,705	$ 126,678	$ 10,372	$ 110,108	$ 6,005	$ 1,951	$ 259,819

Included in deferred charges and deposits is $5,507 (August 31, 2021 - $3,188) paid to secure the acquisition of manufacturing equipment. The amounts will be recorded into property, plant and equipment as equipment is received.

i. Impairment/ Accelerated Depreciation

Moncton Chocolate Line

During the year ended August 31, 2022, due to the decline in utilization of the equipment and declining revenues, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus. As a result, the asset is measured at the lower of its carrying amount and fair value less costs to sell and the Company recognized an impairment loss of $3,978 in relation to this asset. Additionally, management reassessed the useful life of the chocolate manufacturing equipment at its Winnipeg site and recognized accelerated depreciation of $267.

ii. Reconciliation of property, plant, and equipment additions to the statements of cash flows

The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	AUGUST 31, 2022	AUGUST 31, 2021
Additions (including right-of-use lease assets)	$ 62,179	$ 21,443
Additions related to business combinations (Note 27)	(6,240)	(11,862)
Additions related to right-of-use lease assets	(2,931)	–
Net change in deferred charges and deposits related to purchases of property, plant and equipment	2,319	2,668
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(6,579)	(492)
Purchase of property, plant and equipment	$ 48,748	$ 11,757

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

24

9. INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	SUPPLY AGREEMENT	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost							
Balance, August 31, 2020	$ –	$ 227	$ 198	$ –	$ 2,041	$ –	$ 2,466
Acquisitions through business combinations (Note 27)	14,321	–	2,100	–	–	585	17,006
Additions	–	–	–	–	538	–	538
Impairment	–	–	–	–	(1,701)	–	(1,701)
Balance, August 31, 2021	$ 14,321	$ 227	$ 2,298	$ –	$ 878	$ 585	$ 18,309
Acquisitions through business combinations (Note 27)	27,658	–	7,933	6,258	26	–	41,875
Additions	–	–	–	–	30	–	30
Disposals	–	(227)	–	–	(86)	–	(313)
Balance, August 31, 2022	$ 41,979	$ –	$ 10,231	$ 6,258	$ 848	$ 585	$ 59,901
Accumulated amortization							
Balance, August 31, 2020	$ –	$ (227)	$ –	$ –	$ (467)	$ –	$ (694)
Amortization	–	–	(373)	–	(147)	(49)	(569)
Balance, August 31, 2021	$ –	$ (227)	$ (373)	$ –	$ (614)	$ (49)	$ (1,263)
Amortization	–	–	(1,562)	(836)	(131)	(117)	(2,646)
Disposals	–	227	–	–	20	–	247
Balance, August 31, 2022	$ –	$ –	$ (1,935)	$ (836)	$ (725)	$ (166)	$ (3,662)
Net book value							
August 31, 2021	$ 14,321	$ –	$ 1,925	$ –	$ 264	$ 536	$ 17,046
August 31, 2022	$ 41,979	$ –	$ 8,296	$ 5,422	$ 123	$ 419	$ 56,239

i. Goodwill

The Company performed its annual goodwill impairment test as at August 31, 2022. The recoverable amount of the group of CGUs to which goodwill is allocated was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a four-year period. Management concluded that the recoverable amount was higher by approximately $43,000 than the carrying value as at August 31, 2022 and hence, no impairment was recognized.

The significant assumptions applied in the determination of the recoverable amount are described below:

a. Forecasted cash flows: Estimated cash flows were projected based on actual operating results and the growth plans for the future. Forecasted cash flows are based on the expanded production capacity that was partially achieved during fourth quarter of 2022, market size and the forecasted market share assumptions. Although management expects the Company's market share to further increase, an overall decline of 9.5% in the forecasted cash flows would result in the carrying amount of the group of CGUs exceeding its recoverable amount;
b. Post-tax discount rate: The post-tax discount rate applied to forecasted cash flow was 13.4%, which was reflective of the group of CGUs weighted average cost of capital ("WACC"). An increase in the post-tax discount rate to 14.4% (i.e., 1.0% increase) would result in carrying amount of the group of CGUs exceeding its recoverable amount; and
c. Terminal growth rate: The forecasted cash flows beyond the four-year period are extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. A decline by 1.2% in the terminal growth rate would result in the carrying amount of the group of CGUs exceeding its recoverable amount.

ii. CGU Impairment

In addition to the annual goodwill impairment test, at the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU was impaired. The Company considers external and internal factors including overall financial performance and relevant entity-specific factors, as part of this assessment. As at August 31, 2022, management noted impairment indicators for its Winnipeg CGU and as a result performed an impairment test for the Winnipeg CGU. Similar to the annual impairment test, the recoverable amount of the CGU has been determined and management concluded that the recoverable amount was higher than the carrying value as at August 31, 2022 and hence, no impairment was recognized.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021
25

iii. Asset Specific Impairment

During the year ended August 31, 2020, the Company began the steps of implementing a new enterprise resource planning ("ERP") system. The ERP was expected to possess specific functionality to reduce the manual nature of compiling some of the input data for the Company's internal and external reporting. Throughout the year ended August 31, 2021, the Company continued to review the functionality and customization requirements of the planned ERP system, which was expected to be implemented over several phases. Due to significant gaps identified throughout the review of the ERP functionality, management re-evaluated the proposed ERP system. As a result, management impaired the costs associated with the ERP implementation as the estimated recoverable amount was determined to be $nil, by recording an impairment charge of $1,701 as at August 31, 2021.

10. OTHER LIABILITIES

The Company's other liabilities include the following balances as of August 31, 2022 and August 31, 2021:

		AUGUST 31, 2022		AUGUST 31, 2021
Advance from joint operator	$	2,444	$	–
Contingent consideration (Notes 15(i) and 27)		7,000		3,500
Current portion lease liability (Note 15 (ii))		916		984
	$	10,360	$	4,484

The advance from a joint operator is related to the Product Development Collaboration Agreement ("PDC Agreement") as described in Note 26.

11. PROVISIONS

		LEGAL PROVISION
Balance - August 31, 2021	$	2,750
Additions		222
Payments		(412)
Balance - August 31, 2022	$	2,560

The Company has estimated a provision for litigation. Provisions are calculated based on a current estimate of the amount that will be incurred in settling outstanding legal matters. The legal provision as at August 31, 2022 includes a reserve for legal proceedings described in Note 22.

12. LONG-TERM DEBT

		AUGUST 31, 2022		AUGUST 31, 2021
Atlantic Canada Opportunities Agency ("ACOA")				
Business Development Program loan maturing September 1, 2024 with a 7-year amortization, bearing interest at a rate of 0%	$	210	$	272
Vehicle loans - 5-year term maturing June 17, 2024		38		58
Deferred financing costs		(13)		(20)
		235		310
Less: current portion of long-term debt		(80)		(80)
Long-term portion	$	155	$	230

Principal repayments required on the Company's remaining long-term debt for the next five years as at August 31, 2022 are disclosed in Note 19.

13. DERIVATIVE LIABILITIES

i. Warrants

On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the "Units") for total gross proceeds of $69,143 (the "Offering"). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a "Warrant"), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a "Warrant Share") for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 26

events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company. At initial recognition on November  12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital. There were no exercises of Warrants during the year ended August 31, 2022 (August 31, 2021 - 1,743,850 warrants). During the year ended August 31, 2022, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $30,881 (August 31, 2021 - an increase of $29,257). The Company’s derivative liabilities included the following balances and changes in the carrying value of Warrants as of August 31, 2022: NUMBER OF WARRANTS AMOUNT Balance - August 31, 2021 16,943,650 $ 35,019 Revaluation of Warrants — (30,881) Balance - August 31, 2022 16,943,650 $ 4,138 The following inputs were used to estimate the fair value of the Warrants at August 31, 2022 and August 31, 2021: AUGUST 31, 2022 AUGUST 31, 2021 Risk free interest rate 3.64% 0.45 % Life of Warrants (years) 1.20 2.20 Market price of Common Shares $ 1.42 $ 3.38 Expected future volatility of Common Shares 77.30% 100.00 % Fair value per warrant $ 0.24 $ 2.07 As at August 31, 2022, if the volatility increased by 10%, then the change in estimated fair value of the Warrants and net loss would increase by $1,042, or if it decreased by 10%, the change in estimated fair value of the Warrants and net loss would decrease by $1,015. ii. Top-up Rights On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco P.L.C. (together "BAT"), the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%. Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”). The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder). CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 27

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at August 31, 2022, the Company revalued the Top-up Rights at an estimated fair value of $735 (August 31, 2021 - $2,508). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the year ended August 31, 2022 of $1,769 (August 31, 2021 - $232).

	NUMBER OF TOP-UP RIGHTS		AMOUNT
Balance - August 31, 2021	6,558,539	$	2,508
Granted	3,979,098		–
Exercised	(2,659,716)		(4)
Cancelled / Forfeited	(287,822)		–
Revaluation of Top-up Rights	–		(1,769)
Balance - August 31, 2022	7,590,099	$	735

The following inputs were used to estimate the fair value of the Top-up Rights at August 31, 2022, and August 31, 2021:

	August 31, 2022			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[1]	$0.60 - $9.53	$2.50	$–	$–
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of Common Shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life[1]	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	–%	25%	6%

	AUGUST 31, 2021			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[1]	$0.59 - $9.64	$2.50	$–	$–
Risk free interest rate	0.40% - 0.76%	0.46%	0.92%	0.88%
Expected future volatility of Common Shares	90.00% - 110.00%	105.00%	85.00%	90.00%
Expected life[1]	1.85 - 4.16	2.20	5.61	5.18
Forfeiture rate	10%	–%	25%	–%

[1]Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 14(iv).

14. SHARE CAPITAL

i. Authorized share capital

The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii. Issued share capital

As at August 31, 2022, the Company's issued and outstanding share capital consisted of 313,815,503 (August 31, 2021 – 298,786,023) Common Shares with a carrying value of $769,725 (August 31, 2021 - $730,803).

iii. Issuances of share capital

The Laurentian Organic Inc. acquisition

On December 21, 2021, the Company issued 10,896,442 Common Shares in connection with its acquisition of Laurentian as described in Note 27. The fair value of the Common Shares issued was $27,568 based on market price on December 21, 2021 of $2.53 per share. Share issuance costs incurred were $55 related to listing fees and were allocated to the Common Shares recorded in share capital.

The Edibles and Infusions Corporation Acquisition

On April 6, 2021, the Company issued 5,045,873 Common Shares as a result of the acquisition of EIC, as described in Note 27, for share consideration of $22,000. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 have been included in the statement of operations and comprehensive loss and $65 have been capitalized to share capital. During the year ended August 31, 2022, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement for share consideration of $3,500, less share issuance costs of $12 (Note 27).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 28

Private placement - Organigram and BAT Strategic Investment and Product Development Collaboration ("PDC")
On March 10, 2021, the Company received a $221,211 strategic investment from a wholly-owned subsidiary of BAT, which subscribed to 58,336,392 Common Shares of the Company at $3.792 per common share, which represented an approximate 19.9% equity interest in the Company on a post-transaction basis. As described in Note 13, $2,740 of the gross proceeds was allocated to derivative liabilities with the residual of $218,471, being recorded in share capital. Share issuance costs of $1,174 in the form of listing fees, agents' commissions, regulatory fees, and legal and professional fees, were allocated to the Common Shares recorded in share capital.

Concurrent with this investment, as described in Note 13, the Company granted BAT certain rights to subscribe for additional Common Shares in specified circumstances. During the year ended August 31, 2022, BAT exercised 2,659,716 shares for consideration of $6,352, less share issuance costs of $18.

Unit offering
On November 12, 2020, the Company completed an underwritten public offering for gross proceeds of $69,143 as described in Note 13. 37,375,000 Units of the Company were issued at a price of $1.85 per Unit. Each Unit is comprised of one Common Share of the Company and one half of one Warrant of the Company, therefore resulting in 37,375,000 Common Shares and 18,687,500 Warrants being issued. As described in Note 13, $12,894 of the gross proceeds was allocated to derivative liabilities with the residual of $56,249, being recorded in share capital. Share issue costs were $4,305 which included a 5% cash commission of $3,457 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $803 of the share issue costs were allocated to the derivative liabilities and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares recorded in share capital.

Exercise of stock options
During the year ended August 31, 2022, 100,799 (August 31, 2021 – 1,691,498) share options were exercised at an average exercise price of $0.70 (August 31, 2021 - $2.38) for cash proceeds of $74 (August 31, 2021 - $4,027) and an increase of $127 (August 31, 2021 - $6,268) to share capital and a decrease to equity reserves of $53 (August 31, 2021 - $2,241).

Exercise of restricted share units ("RSU")
During the year ended August 31, 2022, 259,000 (August 31, 2021 – 80,491) RSUs were exercised for an increase of $1,239 (August 31, 2021 - $382) to share capital and a decrease to equity reserves of $1,239 (August 31, 2021 - $382).

Exercise of performance share units ("PSU")
During the year ended August 31, 2022, 74,331 (August 31, 2021 – 1,858) PSUs were exercised for an increase of $221 (August 31, 2021 - $9) to share capital and a decrease to equity reserves of $221 (August 31, 2021 - $9).

Exercise of warrants
During the year ended August 31, 2022, no (August 31, 2021- 1,743,850) warrants were exercised.

iv. Share-based compensation
During the year ended August 31, 2022, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $5,127 (August 31, 2021 – $3,896).

Stock options
The following table summarizes changes in the Company's outstanding stock options for the year ended August 31, 2022:

	NUMBER		WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2021	7,797,273		3.84
Granted	5,477,000	$	1.55
Exercised	(100,799)	$	0.70
Cancelled / Forfeited	(754,981)	$	5.18
Expired	(1,367,554)	$	2.77
Balance - August 31, 2022	11,050,939	$	2.77

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

29

The following is a summary of the outstanding stock options as at August 31, 2022:

	OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $1.93	5,583,849	9.0	2,371,562
$1.94 - $2.22	1,045,000	7.9	757,500
$2.23 - $2.56	120,000	8.2	79,466
$2.57 - $3.18	1,177,578	7.4	829,178
$3.19 - $3.68	1,016,400	7.2	864,400
$3.69 - $5.08	1,056,011	6.2	1,056,011
$5.09 - $11.27	1,052,101	6.5	1,052,101
	11,050,939	8.1	7,010,218

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average contractual remaining life of 8.1 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory for the year ended August 31, 2022 were $3,490 (August 31, 2021 – $2,921) related to the Company's stock option plan. The fair value of options granted during the year ended August 31, 2022 was $6,029 (August 31, 2021 - $2,169). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically ranges from two to three year terms with options vesting in annual tranches evenly over this time period. The Company used the Black-Scholes option pricing model to estimate the fair value of options granted.
The following inputs were used for the year ended August 31, 2022 and 2021:

	AUGUST 31, 2022	AUGUST 31, 2021
Risk free interest rate	1.18% - 2.98%	0.42% - 1.62%
Expected life of options	5.0 - 6.0 years	5.0 - 6.5 years
Expected annualized volatility	85% - 89%	68% - 98%
Expected dividend yield	–	–
Forfeiture rate	11.4% - 11.7%	7.5% - 11.4%

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan

During the year ended August 31, 2022, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on the market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2 *Share-based Payment*.

The following table summarizes the movements in the Company's outstanding RSUs:

	NUMBER
Balance - August 31, 2021	1,186,172
Granted	1,444,678
Exercised	(259,000)
Cancelled / Forfeited	(26,073)
Balance - August 31, 2022	2,345,777

The estimated fair value of the equity settled RSUs granted during the year ended August 31, 2022 was $2,612 (August 31, 2021 - $748), which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one and three years for most grants. For the year ended August 31, 2022, $1,611 (August 31, 2021 - $1,226) has been recognized as share-based compensation expense.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 30

The following table summarizes the movements in the Company’s outstanding PSUs: NUMBER Balance - August 31, 2021 471,847 Granted 188,273 Exercised (74,331) Cancelled / Forfeited (320,918) Balance - August 31, 2022 264,871 The estimated fair value of the equity settled PSUs granted during the year ended August 31, 2022 was $522 (August 31, 2021 - $472), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is one and three years for most grants. For the year ended August 31, 2022, $26 (August 31, 2021 - $381) has been recognized as share-based compensation expense. v. Loss per share Loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period. Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of Common Shares outstanding and all additional Common Shares, excluding any Common Shares to be issued under the contingent share consideration agreement, that would have been outstanding if potentially dilutive Common Shares had been issued during the period. For the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of Stock options, Warrants, Top-up rights, Restricted and Performance share units. The weighted average number of Common Shares, used in the calculation of basic and diluted loss per share for the year ended August 31, 2022 were 308,915,670 (August 31, 2021- 256,119,930). 15. OTHER LONG-TERM LIABILITIES The carrying value of other long-term liabilities consists of: AUGUST 31, 2022 AUGUST 31, 2021 Contingent share consideration (i) $ 2,913 $ 5,538 Lease liabilities (ii) 2,206 4,651 $ 5,119 $ 10,189 i. Contingent share consideration In connection with the Company’s investment in alpha-cannabis® Pharma GmbH as described in Note 16, the Company had a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. During the year ended August 31, 2021, the Company revalued the contingent liability and recorded a corresponding gain in the statement of operations and comprehensive loss of $231. At August 31, 2022, the outstanding balance is $nil (August 31, 2021 – $nil). In connection with the Company's investment in EIC, as described in Note 27, the Company has commitments to deliver additional consideration of up to $13,000 in the form of the Company's Common Shares contingent on the achievement of certain milestones. On September 8, 2021, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement. The fair value of the Common Shares issued was based on the 5 days volume-weighted average TSX listed share price of the Company of $3.37 per share for total of $3,500. At August 31, 2022, the Company revalued the remaining contingent liability and recorded a corresponding increase in fair value in the statement of operations and comprehensive loss of $1,462 (August 31, 2021 - $3,789). At August 31, 2022, the outstanding balance is $7,000, all of which is included in current liabilities as it is due to be settled within twelve months after the reporting period. In connection with the Company's investment in Laurentian, as described in Note 27, the Company has committed to deliver additional consideration in the form the Company's Common Shares contingent on the financial results of Laurentian. At the acquisition date the estimated fair value of the contingent share consideration was $6,996. At August 31, 2022, the Company revalued the contingent liability at an estimated fair value of $2,913, resulting in gain on fair value recorded in the statement of operations and comprehensive loss of $4,083 for the year ended August 31, 2022. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 31

ii. Leases

The Company records its leases in accordance with IFRS 16, and as a result recognizes the right-of-use ("ROU") assets and corresponding lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 8) with current and long-term portion of lease liabilities recorded under other liabilities. During the year ended August 31, 2022, the Company exercised an option available in one of the lease contracts to purchase the underlying asset and as a result transferred a carrying amount of the ROU asset to buildings (Note 8).

The changes in the carrying value of current and non-current lease liabilities are as follows:

	AUGUST 31, 2022
Balance, August 31, 2021	$ 5,635
Acquisitions through business combinations (Note 27)	452
Lease additions	1,968
Lease payments	(1,302)
Lease disposal	(3,981)
Interest expense on lease liabilities	350
Balance, August 31, 2022	3,122
Current portion (included in other liabilities)	(916)
Long-term portion (included in other liabilities)	$ 2,206

The undiscounted contractual payments relating to the current and future lease liabilities is:

	AUGUST 31, 2022	AUGUST 31, 2021
Less than 1 year	$ 1,060	$ 1,359
1 to 2 years	1,009	1,355
2 to 3 years	778	1,315
3 to 4 years	241	1,109
4 to 5 years	131	576
Thereafter	240	1,307
Total	$ 3,459	$ 7,021

16. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH (a)	EVIANA HEALTH CORPORATION[3]	HYASYNTH BIOLOGICALS INC. (b)	TOTAL
Participating share [1]	25.0 %	19.9 %	49.9 %	
Balance, August 31, 2021	$ –	$ –	$ 5,028	$ 5,028
Additions	–	–	2,500	2,500
Transaction costs	–	–	124	124
Share of net loss [2]	–	–	(1,364)	(1,364)
Balance, August 31, 2022	$ –	$ –	$ 6,288	$ 6,288

[1] % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
[2] The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the year ended August 31, 2022, the Company utilized its associates' year ended June 30, 2022 results).
[3] During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana Health Corporation, resulting in impairment which reduced the carrying value of the investment to $nil.

a. alpha-cannabis Pharma GmbH

On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH ("ACG") pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25.0% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company had a commitment to deliver additional consideration of up to €875 in the form of the Company's Common Shares contingent on the achievement of certain gross margin-based milestones. The Company had estimated the fair value of these contingent shares as €649 ($972) as of the investment date and had included a corresponding long-term derivative liability under other liabilities in the statement of financial position. As at August 31, 2022, there have been no changes to the fair value of the contingent share consideration which is $nil. Refer to Note 15 for further information.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021
32

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers. During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ACG. The Company determined the recoverable amount to approximate $nil and had recorded an impairment loss of $3,266 in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021. b. Hyasynth Biologicals Inc. On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche was issued on that date, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") was issued on December 22, 2021 (as described below). Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 49.9% based on the cumulative investment from Tranche 1, Tranche 2 and Tranche 3. Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products. Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity. On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures. On December 22, 2021, the previously issued debenture agreement was amended to waive the milestone requirement for the Tranche 3 convertible debenture. Subsequently, the Company advanced an additional $2,500 to Hyasynth for the Tranche 3 convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis. The proceeds have been designated to advance Hyasynth's production scalability as well as investment in new cannabinoid technologies, business development and company growth. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate. The Company has appointed two nominee directors to the board of Hyasynth. During the year ended August 31, 2022, the Company identified indicators of impairment with respect to its investment in Hyasynth. The Company performed an impairment test and determined that the recoverable amount of the investment exceeds its carrying value and no impairment was recorded. 17. RELATED PARTY TRANSACTIONS Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 33

Management and Board compensation

For the years ended August 31, 2022 and 2021, the Company's expenses included the following management and Board of Directors compensation:

	YEAR ENDED	
	AUGUST 31, 2022	AUGUST 31, 2021
Salaries and consulting fees	$ 3,891	$ 2,757
Share-based compensation	3,713	2,555
Total key management compensation	$ 7,604	$ 5,312

During the year ended August 31, 2022, 3,287,000 stock options (August 31, 2021 – 830,000) were granted to key management personnel with an aggregate fair value of $3,407 (August 31, 2021 – $1,550). In addition, during the year ended August 31, 2022, 380,372 RSUs (August 31, 2021 – 359,538), were granted to key management personnel with an aggregate fair value of $1,022 (August 31, 2021 – $662). For the year ended August 31, 2022, 158,967 PSUs, (August 31, 2021 – 270,877) were issued to key management personnel with an aggregate fair value of $167 (August 31, 2021 – $291).

Significant Transactions with Associates and Joint Operations

The Company has transactions with related parties, as defined in IAS 24 *Related Party Disclosures*, all of which are undertaken in the normal course of business.

For the year ended August 31, 2022, under the PDC Agreement, BAT incurred $2,404 (August 31, 2021 - $262) for direct expenses and the Company incurred $6,818 (August 31, 2021 - $1,074) of direct expenses and capital expenditures for a total of $9,222 (August 31, 2021 - $1,337) related to the Center of Excellence. The Company recorded for the year ended August 31, 2022, $2,837 (August 31, 2021 - $494) of these expenditures in the consolidated statement of operations and comprehensive loss. For the year ended August 31, 2022, the Company recorded $1,774 (August 31, 2021 - $172), of capital expenditures which are included in the consolidated statement of financial position.

During the year ended August 31, 2022, BAT exercised 2,659,716 Top-up Rights. At August 31, 2022, there is a balance owing to BAT of $2,444 (August 31, 2021 - $nil).

18. CAPITAL MANAGEMENT

The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at August 31, 2022 is $513,166 (August 31, 2021 - $517,642). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of foreign currency translation gains and losses recorded on the Company's investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the year.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

i. Fair value of financial instruments

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

- Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

34

- Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $235 (August 31, 2021 – $310), which is its carrying value.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At August 31, 2022, the probabilities of EIC achieving the remaining two milestones, as discussed in Note 27, were estimated to be 100%, and 0%, (August 31, 2021 – 80% and 10%) respectively. A sensitivity analysis for the probabilities of achieving the milestones was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company's expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and WACC.

At August 31, 2022, the fair value of the Laurentian contingent share consideration was revalued to $2,913. If the WACC increased by 1%, the estimated fair value of the contingent share consideration and net loss would decrease by $55, or if it is decreased by 1%, the estimated fair value of the contingent share consideration and net loss would increase by $55.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company's Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company's Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

ii. Financial risk factors

The Company is exposed to various risks through its financial instruments, as follows:

(a) **Credit risk** arises from deposits with banks, short-term investments, outstanding trade and loan receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at August 31, 2022 approximates $171,799 (August 31, 2021 - $235,949).

As of August 31, 2022 and August 31, 2021, the Company's aging of trade receivables was as follows:

		AUGUST 31, 2022		AUGUST 31, 2021
0-60 days	$	42,961	$	20,029
61-120 days		2,022		886
Gross trade receivables	$	44,983	$	20,915
Less: Expected credit losses and reserve for product returns and price adjustments		(1,121)		(710)
	$	43,862	$	20,205

(b) **Liquidity risk** is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2022, the Company had $68,515 (August 31, 2021 – $55,365) of cash and working capital of $166,338 (August 31, 2021 - $234,349). Further, the Company may potentially access equity capital through the capital markets if required.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 35

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at August 31, 2022:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 40,864	$ 40,864	$ 40,864	$ –	$ –	$ –
Long-term debt	235	248	80	168	–	–
	$ 41,099	$ 41,112	$ 40,944	$ 168	$ –	$ –

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's facilities, the Company is contractually committed to approximately $15,797 of capital expenditures, mostly related to its Moncton and LAU Campuses.

(c) **Market risk** is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's debt obligations with floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

20. REVENUE

Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the years ended August 31, 2022 and 2021 is disaggregated as follows:

	YEAR ENDED AUGUST 31, 2022	YEAR ENDED AUGUST 31, 2021
Adult-use recreational wholesale revenue (Canadian)	$ 184,686	$ 98,510
Direct to patient medical and medical wholesale revenue (Canadian)	7,872	8,701
International wholesale (business to business)	15,138	386
Wholesale to licensed producers (Canadian)	1,298	2,060
Other revenue	115	202
Gross revenue	$ 209,109	$ 109,859
Excise taxes	(63,300)	(30,696)
Net revenue	$ 145,809	$ 79,163

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the year ended August 31, 2022, the Company had three customers (August 31, 2021 – three customers), that individually represented more than 10% of the Company's net revenue.

21. COST OF SALES

Cost of sales is comprised of the cost of inventories sold during the year, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company's quality assurance standards and obsolete products and packaging, and other production overhead.

During the year ended August 31, 2022, the Company recorded provisions in relation to excess and unsaleable inventories and biological assets as well as adjustments to net realizable value totaling $4,546 (August 31, 2021 - $19,904), which are detailed in Note 7.

During the year ended August 31, 2022, the Company recorded $709 (August 31, 2021 - $8,063) in charges for unabsorbed fixed overhead related to reduced production volumes.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 36

22. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "NS Claim") was filed with the Supreme Court of Nova Scotia (the "NS Court") seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount will be used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator has been disbursing funds to the claimants during October and November 2022. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim.

Alberta Claim

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen's Bench in Alberta (the "AB Court") seeking damages against several Canadian cannabis companies including the Company (the "Defendants"). The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies' products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Clam has been recognized as at August 31, 2022 (August 31, 2021 - nil).

At August 31, 2022, a provision of $2,560 (August 31, 2021 - $2,750) in regards to claims and other contingencies was included in the consolidated statement of financial position. For the year ended August 31, 2022, payments of $412 (August 31, 2021 - $nil) were made which were offset by an increase to the provision of $222 (August 31, 2021 - $2,750). The Company also received insurance proceeds of $532 related to the litigation resulting in a net recovery of $310 in the consolidated statements of operations and comprehensive loss for the year ended August 31, 2022 (August 31, 2021 - $2,750 expense).

23. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	YEAR ENDED	
	AUGUST 31, 2022	AUGUST 31, 2021 (Note 29)
Office and general	$ 18,271	$ 12,738
Wages and benefits	12,018	8,380
Professional fees	6,458	6,147
Depreciation and amortization	5,299	2,471
Travel and accommodation	519	95
Utilities	343	89
Total general and administrative expenses	$ 42,908	$ 29,920

Certain reclassifications have been made to the prior periods comparative figures. Refer to Note 29 for details.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

37

24. INCOME TAXES Components of income tax recovery are as follows: AUGUST 31, 2022 AUGUST 31, 2021 Current tax Current expense $ 225 $ — Prior year adjustments 175 — $ 400 $ — Deferred tax Origination and reversal of temporary differences $ (11,809) (27,244) Change in tax rate and rate differences — 1,292 Change in unrecognized temporary differences 11,750 26,026 Prior year adjustments (429) (74) $ (488) $ — Total income tax recovery $ (88) $ — A reconciliation of income tax recovery at the statutory rate to amounts recorded in the consolidated financial statements is provided below: AUGUST 31, 2022 AUGUST 31, 2021 Loss before income taxes $ (14,371) $ (130,704) Statutory income tax rate 29.0% 29.0 % Tax calculated at statutory rate (4,168) (37,904) Non-deductible (non-taxable) items (8,000) 9,514 Difference between current and future tax rates — 1,292 Benefit of deductible temporary differences not recognized 11,750 26,026 Effect of tax rates in other jurisdictions 604 1,144 Other 154 (72) Prior year tax adjustments (428) — Income tax recovery $ (88) $ — CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 38

Recognized deferred tax assets and liabilities consist of the following: AUGUST 31, 2022 AUGUST 31, 2021 Deferred tax assets are attributable to the following: Non-capital losses $ 6,479 $ 5,078 Lease liabilities 862 1,544 Deferred tax assets 7,341 6,622 Set-off of tax (7,341) (6,622) Net deferred tax asset $ — $ — Deferred tax liabilities are attributable to the following: Property, plant and equipment $ (581) $ — Intangible assets (3,719) (652) Biological assets (2,628) (1,755) Inventories (3,165) (2,670) Right-of-use assets (550) (1,146) Net investment in sublease (315) (398) Other — (1) Deferred tax liabilities (10,958) (6,622) Set-off of tax 7,341 6,622 Net deferred tax liability $ (3,617) $ — The changes in temporary differences during the years ended August 31, 2022 and 2021 were as follows: NET BALANCE AT AUGUST 31, 2021 RECOGNIZED IN PROFIT OR LOSS ACQUIRED IN A BUSINESS COMBINATION NET BALANCE AT AUGUST 31, 2022 Non-capital losses $ 5,078 $ 1,431 $ — $ 6,509 Property, plant and equipment — (477) (104) (581) Intangible assets (652) 666 (3,733) (3,719) Biological assets (1,755) (834) (39) (2,628) Inventories (2,670) (296) (229) (3,195) Lease liabilities 1,544 (693) 11 862 Right-of-use assets (1,146) 607 (11) (550) Net investment in sublease (398) 83 (315) Other (1) 1 — — Net tax (liabilities) assets $ — $ 488 $ (4,105) $ (3,617) NET BALANCE AT AUGUST 31, 2020 RECOGNIZED IN PROFIT OR LOSS RECOGNIZED DIRECTLY IN EQUITY & OCI NET BALANCE AT AUGUST 31, 2021 Non-capital losses $ 6,669 $ (1,591) $ — $ 5,078 Property, plant and equipment (961) 961 — — Intangible assets (10) (642) — (652) Biological assets (170) (1,585) — (1,755) Inventories (5,367) 2,697 — (2,670) Lease liabilities 1,038 506 — 1,544 Right-of-use assets (1,096) (50) — (1,146) Net investment in sublease — (398) — (398) Other (103) 102 — (1) Net tax liabilities $ — $ — $ — $ — CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 39

At August 31, 2022, the Company has non-capital loss carryforwards available to offset future taxable income in Canada, which expire as follows:

	AUGUST 31, 2022	
August 31, 2035	$	1,070
August 31, 2037		11,825
August 31, 2038		14,735
August 31, 2039		18,254
August 31, 2040		85,340
August 31, 2041		79,142
August 31, 2042		50,281
	$	260,647

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	AUGUST 31, 2022		AUGUST 31, 2021	
Deductible temporary differences	$	24,667	$	31,803
Tax losses		238,595		191,607
	$	263,262	$	223,410

25. GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Additionally, on October 9, 2020, the creation of the new Canada Emergency Rent Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company applied for subsidies for the year ended August 31, 2022 of $nil (August 31, 2021- $8,147), which has been included as government subsidies in the statements of operations and comprehensive loss. During the year ended August 31, 2022, the Company received an employment grant amounting to $154 (August 31, 2021- $nil).

26. PRODUCT DEVELOPMENT COLLABORATION

On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company's Moncton Campus, which holds the Health Canada licenses required to conduct research and development ("R&D") activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other's intellectual property ("IP") and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds were reserved as restricted funds in order to satisfy certain of the Company's future obligations under the PDC Agreement, including the Company's portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds at August 31, 2022 is $26,820 (August 31, 2021 - $31,109).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50% each. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss under Research and development. For the year ended August 31, 2022, $2,837 (August 31, 2021 - $494) of expenses have been recorded in the statement of operations and comprehensive loss.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021

40

27. ACQUISITION OF SUBSIDIARIES i. Laurentian Organic Inc. On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years. The acquisition of Laurentian is expected to enable the Company to penetrate a new product category and provides the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition is also expected to provide the Company with an increased share of the craft flower and hash market. The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of Laurentian are inputs (production equipment, manufacturing facility and a cultivation, processing and sales license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business. Equity Instruments Issued The fair value of the 10,896,442 Common Shares issued was $27,568, based on the TSX listed share price of $2.53 per share of the Company on closing of December 21, 2021. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $2.39. Acquisition Costs The Company incurred acquisition-related costs of $1,039 on legal fees and due diligence. Of these costs $984 have been included in the statement of operations and comprehensive loss and $55 have been capitalized to share issuance costs. Assets acquired and liabilities assumed The following table summarizes management's recognition of the fair value of assets acquired and liabilities assumed at the date of acquisition: FAIR VALUE ON ACQUISITION Assets Accounts receivable $ 1,317 Biological assets 183 Inventories 2,266 Property, plant and equipment 4,481 Right-of-use assets 41 Intangible assets 14,217 Other 10 Total assets $ 22,515 Liabilities Bank indebtedness $ 616 Accounts payable and accrued liabilities 3,615 Lease liability 41 Deferred income taxes 4,105 Total liabilities $ 8,377 Total identifiable net assets at fair value $ 14,138 Consideration transferred Cash consideration $ 10,000 Equity instruments (10,896,442 Common Shares) 27,568 Contingent share consideration 6,996 Working capital adjustments (1,461) $ 43,103 Goodwill arising on acquisition $ 28,965 Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 41

purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets. For the year ended August 31, 2022, Laurentian contributed $10,683 of gross revenue and net loss of $490, respectively to the consolidated results. If the acquisition had occurred on September 1, 2021, management estimates consolidated gross revenue of the Company would have been $215,654 and consolidated net loss would have been approximately $13,365 for the year ended August 31, 2022. Contingent Share Consideration The acquisition includes contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings ascribed to them in the Company’s agreement to acquire Laurentian): a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple. Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996. As at August 31, 2022, the contingent share consideration has been adjusted to $2,913, to reflect changes in estimates. ii. The Edibles and Infusions Corporation On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 should EIC achieve its milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $4.36 per share. The Company incurred acquisition- related costs of $620 on legal fees and due diligence. Of these costs $555 had been included in the statement of operations and comprehensive loss and $65 had been capitalized to share issuance costs. The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of EIC are inputs (production equipment, manufacturing facility and a standard research and processing license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business. Assets acquired and liabilities assumed The following table summarizes management's recognition of the fair value of assets acquired and liabilities assumed at the date of acquisition: CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 42

FAIR VALUE ON ACQUISITION Assets Property, plant and equipment $ 11,828 Intangibles assets 2,685 Deposits on equipment 2,157 Other assets 28 Total assets $ 16,698 Liabilities Accounts payable and accrued liabilities $ 2,047 Lease liability 1,742 Total liabilities $ 3,789 Total identifiable net assets at fair value $ 12,909 Consideration transferred Equity instruments (5,045,873 common shares) $ 22,000 Contingent share consideration 5,249 Working capital adjustment (19) $ 27,230 Goodwill arising on acquisition $ 14,321 The net assets recognized in the August 31, 2021 financial statements were based on a provisional assessment of their fair value. The valuation had not been completed by the date on which the August 31, 2021 financial statements were approved for issue by the Board of Directors. During the year ended August 31, 2022, the Company finalized the acquisition accounting, which resulted in an increase to the ROU asset of $1,718, an increase to lease liabilities of $411 and a decrease to goodwill of $1,307. This measurement period adjustment resulted in $13,014 of total goodwill arising on the acquisition. Lease liability The Company measured the acquired lease liability using the present value of the remaining lease payments at the date of acquisition. The right-of-use asset was measured at an amount equal to the lease liabilities. Goodwill The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes. Contingent share consideration The acquisition includes contingent share consideration based on various milestones as follows: a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved in the year ended August 31, 2021 and settled subsequently on September 8, 2021. b) $7,000 to be paid in Common Shares on the generation of $15  million in net revenue during the 12 months ended December 31, 2022. c) $2,500 to be paid in Common Shares on the generation of $7  million in adjusted EBITDA for the 12 months ended December 31, 2022. Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. During the year ended August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates and subsequently on September 8, 2021, the Company issued 1,039,192 Common Shares as consideration on account of EIC's achievement of the first milestone. The Common Shares issued were based on the 5-day volume-weighted average TSX listed share price of the Company of $3.37 per share. As at August 31, 2022, the remaining contingent consideration was adjusted to $7,000 (August 31, 2021 -$9,038). CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 43

28. OPERATING SEGMENTS An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment. 29. COMPARATIVE FIGURES Certain reclassifications have been made to the prior periods comparative figures to enhance comparability with the current period financial statements, none of the reclassifications result in a change to net loss or shareholders' equity. The following reclassifications were to enhance disclosure of certain figures: YEAR ENDED AUGUST 31, 2021 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AS REPORTED ADJUSTMENT AS RECLASSIFIED Fair value adjustment to biological assets, inventories sold and other charges $ (3,995) $ 3,995 $ — Realized fair value on inventories sold and other inventory charges — (35,721) (35,721) Unrealized gain on changes in fair value of biological assets — 31,726 31,726 $ (3,995) $ — $ (3,995) STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AS REPORTED ADJUSTMENT AS RECLASSIFIED General and administrative $ 33,565 $ (3,645) $ 29,920 Research and development — 3,645 3,645 $ 33,565 $ — $ 33,565 AUGUST 31, 2021 STATEMENTS OF FINANCIAL POSITION AS REPORTED ADJUSTMENT AS RECLASSIFIED Accounts payable and accrued liabilities $ 23,436 $ (4,484) $ 18,952 Other liabilities — 4,484 4,484 $ 23,436 $ — $ 23,436 CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021 44

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